AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 1995
                           REGISTRATION NO. 33-90800

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                AMENDMENT NO. 2
                                     TO THE
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:   VOYAGEUR TAX-EXEMPT TRUST, SERIES 3

B.  NAME OF DEPOSITOR:     VOYAGEUR FUND MANAGERS, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                          VOYAGEUR FUND MANAGERS, INC.
                      90 South Seventh Street, Suite 4400
                          Minneapolis, Minnesota 55402

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                                Copy to:
        KENNETH R. LARSEN                                    MARK J. KNEEDY
   Voyageur Fund Managers, Inc.                         c/o Chapman and Cutler
90 South Seventh Street, Suite 4400                      111 West Monroe Street
  Minneapolis, Minnesota  55402                         Chicago, Illinois  60603

                        CALCULATION OF REGISTRATION FEE

         Title and amount of                                                      Proposed maximum                     Amount of
        securities being registered                                              aggregate offering                registration fee
                                                                                        price

        Voyageur Tax-Exempt Trust,          An indefinite number of                  Indefinite                          $500*
                 Series 3                   Units of Beneficial Interest
                                            pursuant to Rule 24f-2 under
                                            the Investment Company Act of 1940

*         previously filed

E.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

         As soon as practicable after the effective date of the Registration Statement.

/   :/     Check box if it is proposed that this filing will become effective on May 18, 1995 at 2:00 P.M. pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                      VOYAGEUR TAX-EXEMPT TRUST, SERIES 3

                             ----------------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

Form N-8B-2                                          Form S-6
Item Number                                          Heading in Prospectus

          I.  ORGANIZATION AND GENERAL INFORMATION

1.     (a)  Name of Trust                             }  Prospectus front cover
2.     (b)  Title of securities issued                }  Summary of Essential
                                                      }  Information
3.     Name and address of each depositor             }  Trust Administration
4.     Name and address of Trustee                    }  Trust Administration
5.     State of organization of Trust                 }  The Fund
6.     Execution and termination of Trust agreement   }  Trust Administration
7.     Changes of name                                }  The Fund; Trust Administration
8.     Fiscal year                                    }       *
9.     Litigation                                     }       *

          II.  GENERAL DESCRIPTION OF THE TRUST AND
                   SECURITIES OF THE TRUST

 10.    (a)  Registered of bearer securities           }  Rights of Unitholders
        (b)  Cumulative or distributive securities     }  Rights of Unitsholders; The
                                                       }  Fund
        (c)  Redemption                                }  Rights of Unitholders
        (d)  Conversion, transfer, etc.                }  Rights of Unitholders
        (e)  Periodic payment plan                     }        *
        (f)  Voting rights                             }  Rights of Unitholders
        (g)  Notice of Unitholders                     }  Trust Administration
        (h)  Consents required                         }  Rights of Unitholders; Trust
                                                       } Administration
        (i)  Other provisions                          }  Tax Status; Insurance on the
                                                       }  Bonds
 11.    Type of securities comprising units            }  The Fund; The State Trusts
 12.    Certain information regarding periodic payment }        *
          certificates                                 }
 13.    (a)  Load, fees, expenses, etc.                }  Estimated Current Return and
                                                       }  Estimated Long-Term Return; Trust Operating Expenses
                                                       }
        (b)  Certain information regarding periodic    }        *
               payment certificates                    }
        (c)  Certain percentages                       }  Summary of Essential
                                                       }  Information; Public Offering; Insurance on the Bonds
                                                       }
        (d)  Certain other fees, etc. payable
              by holders                               }  Rights of Unitholders
        (e)  Certain profits receivable by depositor,
              principal, underwriters, writers, Trustee or
              affiliated person                        }  Trust Operating Expenses;
                                                       } Public Offering
        (f)  Ratio of annual charges to income         }        *
                                                       }  The Fund
 14.    Issuance of Trust's securities                 }  Rights of Unitholders
 15.    Receipt and handling of payments
         from purchasers                               }        *
 16.    Acquisition and disposition of underlying      }  The Fund; Investment Objectives
          securities                                   }  and Portfolio Selection; Trust Administration; Public Offering
                                                       }
                                                       }
 17.    Withdrawal or redemption                       }  Rights of Unitholders; Public
                                                       }  Offering
 18.    (a)  Receipt, custody and disposition
              of income                                }  Rights of Unitholders
        (b)  Reinvestment of distributions             }  Rights of Unitholders
        (c)  Reserves or special Trusts                }  Trust Operating Expenses
        (d)  Schedule of distributions                 }        *

 19.    Records, accounts and reports                  }  Rights of Unitholders; Trust
                                                       } Administration
 20.    Certain miscellaneous provisions of Trust
          agreement
        (a)  Amendment                                 }  Trust Administration
        (b)  Termination                               }        *
        (c)  and (d) Trustee, removal and successor    }  Trust Administration
        (e) and (f) Depositor, removal and successor   }  Trust Administration
 21.    Loans to security holders                      }        *
 22.    Limitations on liability                       }  Trust Administration
 23.    Bonding arrangements                           }        *
 24.    Other material provisions of Trust agreement   }        *

              III.  ORGANIZATION, PERSONNEL AND
               AFFILIATED PERSONS OF DEPOSITOR

 25.    Organization of depositor                      }  Trust Administration
 26.    Fees received by depositor                     }  See Items 13(a) and 13(e)
 27.    Business of depositor                          }  Trust Administration
 28.    Certain information as to officials and
         affiliated persons of depositor               }  Trust Administration
 29.    Voting securities of depositor                 }        *
 30.    Persons controlling depositor                  }        *
 31.    Payment by depositor for certain services
        rendered to Trust                              }        *
 32.    Payment by depositor for certain other services
          rendered to Trust                            }        *
 33.    Remuneration of employees of depositor
         for certain services rendered to Trust        }        *
 34.    Remuneration of other persons for certain
         services rendered to Trust                    }        *

               IV. DISTRIBUTION AND REDEMPTION

 35.    Distribution of Trust's securities by states   }  Public Offering
 36.    Suspension of sales of Trust's securities      }        *
 37.    Revocation of authority to distribute          }        *
 38.    (a)  Method of Distribution                    }  Public Offering
        (b)  Underwriting Agreements                   }  Underwriting
        (c)  Selling Agreements                        }  Public Offering
 39.    (a)  Organization of principal underwriters    }  Trust Administration
        (b)  N.A.S.D. membership of principal
              underwriters                             }        *
 40.    Certain fees received by principal underwriters}  See Items 13(a) and 13(e)
 41.    (a)  Business of principal underwriters        }  Trust Administration
        (b)  Branch offices of principal underwriters  }        *
        (c)  Salesmen of principal underwriters        }        *
 42.    Ownership of Trust's securities by
         certain persons                               }        *
 43.    Certain brokerage commissions received by
         principal underwriters                        }  Public Offering
 44.    (a)  Method of valuation                       }  Public Offering
        (b)  Schedule as to offering price             }        *
        (c)  Variation in offering price to certain    }  Public Offering
               persons
 45.    Suspension of redemption rights                }  Rights of Unitholders
 46.    (a)  Redemption valuation                      }  Public Offering
        (b)  Schedule as to redemption price           }        *
 47.    Maintenance of position in
          underlying securities                        }  Public Offering
                                                       } Rights of Unitholders

           V.  INFORMATION CONCERNING THE TRUSTEE
                        OR CUSTODIAN

 48.    Organization and regulation of Trustee         }  Trust Administration
 49.    Fees and expenses of Trustee                   }  Trust Operating Expenses
 50.    Trustee's lien                                 }        *

          VI.  INFORMATION CONCERNING INSURANCE OF
                    HOLDERS OF SECURITIES

 51.    Insurance of holders of Trust's securities     }  Cover Page; Trust Operating
                                                       }  Expenses; Insurance on the
                                                       }  Bonds

                 VII.  POLICY OF REGISTRANT

 52.    (a)  Provisions of Trust agreement with respect
               to selection or elimination             }  The Fund; Trust Administration
        (b)  Transactions involving elimination of
               underlying securities                   }        *
        (c)  Policy regarding substitution or elimination
               of underlying securities                }  The Fund; Trust Administration
        (d)  Fundamental policy not otherwise covered  }        *
 53.    Tax status of Trust                            }  Tax Status

                 VIII.  FINANCIAL AND STATISTICAL INFORMATION

 54.    Trust's securities during last ten years       }        *
 55.    Certain information regarding periodic payment
 58.      certificates                                 }        *
 59.    Financial statements (Instruction 1(c) to Form }        *
          S-6)

- -------------

      *Inapplicable, answer negative or not required.


                              P R O S P E C T U S


                                  May 18, 1995



                             SUBJECT TO COMPLETION
                             PRELIMINARY PROSPECTUS
                                DATED MAY 18,1995



Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                      VOYAGEUR TAX-EXEMPT TRUST, SERIES 3
                            ARIZONA INSURED SERIES 1
                           COLORADO INSURED SERIES 3
                           MINNESOTA INSURED SERIES 2
                          TERRITORIAL INSURED SERIES 1

         THE FUND. Voyageur Tax-Exempt Trust, Series 3 (the "Fund") consists of the underlying separate unit investment trusts set forth above. The various trusts are collectively referred to herein as the "Trusts." Each Trust initially consists of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations and an irrevocable letter of credit) issued by or on behalf of states and territories of the United States and political subdivisions and authorities thereof, the interest on which is, with certain exceptions, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law (the "Bonds"). In addition, the interest income of each Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes when held by residents of the state where the issuers of Bonds in such Trust are located. In the case of the Territorial Trust, interest income may also be exempt from certain state and local taxes for residents of various states. Investors should consult their tax advisers to determine the extent to which such interest income is exempt from taxation in their state of residence. Capital gains, if any, are subject to Federal and state tax. All Bonds in the Fund have insurance guaranteeing the payments of principal and interest, when due. All such insurance remains effective so long as the Bonds are outstanding. It should be noted that the insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Bonds of each Trust are rated "AAA" by Standard & Poor's Ratings Group, a division of McGraw-Hill, Inc. ("Standard & Poor's") and/or "Aaa" by Moody's Investors Service, Inc. ("Moody's"). Both Standard & Poor's and Moody's have indicated that their respective rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of a Trust or sales by a Trust of Bonds for less than the purchase price paid by such Trust will reduce payment to Unitholders of the interest and principal required to be paid on such Bonds. See "Insurance on the Bonds." No representation is made as to any insurer's ability to meet its commitments. Certain of the Bonds in certain of the Trusts may have been acquired at prices which resulted in such Bonds being purchased at a discount from the aggregate par value of such Bonds. Gains based upon the difference, if any, between the value of such Bonds at maturity, redemption or sale and their purchase price at a discount (plus earned original issue discount) may constitute taxable ordinary income with respect to a Unitholder who is not a dealer with respect to his Units.

         INVESTMENT OBJECTIVES OF THE FUND. The objectives of the Fund are income exempt from Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. There is, of course, no guarantee that the Fund will achieve its objectives. The payment of interest and the preservation of principal are dependent upon the continuing ability of the issuers and/or obligors of the Bonds and of the insurers thereof to meet their respective obligations.

         Units of the Trusts are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 The investor is advised to read and retain this Prospectus for future reference.

                  THE DATE OF THIS PROSPECTUS IS MAY 18, 1995

         PUBLIC OFFERING PRICE. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Bonds in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust divided by the number of Units outstanding, plus the applicable sales charge and accrued interest, if any. For sales charges in the secondary market, see "Public Offering--General." If the Bonds in each Trust were available for direct purchase by investors, the purchase price of the Bonds would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving 10,000 or more Units. If Units were available for purchase at the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information." See "Public Offering."

         ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN. The Estimated Current Return and Estimated Long-Term Return to Unitholders are as set forth under "Summary of Essential Financial Information." The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Summary of Essential Financial Information" and under "Estimated Current Return and Estimated Long-Term Return."

         DISTRIBUTIONS. Unitholders will receive distributions on a monthly basis. See "Rights of Unitholders-Distributions of Interest and Principal." Record dates will be the first day of each month. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

         MARKET FOR UNITS. Although not obligated to do so, an affiliate of the Sponsor, Voyageur Fund Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid price of the Bonds in the portfolio of a Trust; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Bonds. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units through redemption at prices based upon the bid prices of the underlying Bonds (see "Rights of Unitholders--Redemption of Units").

         REINVESTMENT OPTION. Unitholders have the opportunity to have their distributions reinvested into an open-end management investment company as described herein. See "Rights of Unitholders--Reinvestment Option."

         RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a Bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "The Trusts--Risk Factors" for the applicable Trust and "Risk Factors."

                      VOYAGEUR TAX-EXEMPT TRUST, SERIES 3
                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION
   AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT: MAY 18, 1995
              SPONSOR AND EVALUATOR: VOYAGEUR FUND MANAGERS, INC.
                 DISTRIBUTOR: VOYAGEUR FUND DISTRIBUTORS, INC.
                   TRUSTEE: INVESTORS FIDUCIARY TRUST COMPANY

                                                                   Arizona     Colorado    Minnesota   Territorial
                                                                    Insured     Insured     Insured      Insured
                                                                    Series 1   Series 3    Series 2      Series 1

Principal Amount (Par Value) of Bonds.....................       $3,000,000   $4,000,000  $2,950,000    $4,000,000
Number of Units...........................................          310,495      410,686     304,022       411,935
Fractional Undivided Interest in the Trust per Unit.......        1/310,495    1/410,686   1/304,022     1/411,935
Principal Amount (Par Value) of Bonds per Unit............            9.662        9.740       9.703         9.710
Public Offering Price: Aggregate Offering Price of Bonds in
  Portfolio...............................................        2,952,808    3,905,624   2,891,249     3,917,502
Aggregate Offering Price of Bonds per Unit................            $9.51        $9.51       $9.51         $9.51
Sales Charge 4.9% (5.152% of the Aggregate Offering Price.
  of the Bonds) per Unit(1)...............................             $.49         $.49        $.49          $.49
Public Offering Price per Unit(1)(2)......................           $10.00       $10.00      $10.00        $10.00
Redemption Price per Unit(2)(3)...........................            $9.45        $9.45       $9.45         $9.45
Sponsor's Initial Repurchase Price per Unit...............            $9.51        $9.51       $9.51         $9.51
Excess of Public Offering Price per Unit Over Redemption
  Price per Unit..........................................            $0.55        $0.55       $0.55         $0.55
Excess of Sponsor's Initial Repurchase Price per Unit Over
  Redemption Price per Unit...............................            $0.06        $0.06       $0.06         $0.06
Minimum Value of the Trust under which Trust Agreement
  may be terminated.......................................         $600,000     $800,000    $590,000      $800,000
Minimum Principal Distribution..............$1.00 per Unit
First Settlement Date.........................May 25, 1995
Mandatory Termination Date...............December 31, 2045
Calculation of Estimated Net Annual Unit Income:
  Estimated Annual Interest Income per Unit...............         $0.55154     $0.54786    $0.53943      $0.54135
  Less: Estimated Annual Expense per Unit.................         $0.03023     $0.02770    $0.02748      $0.02654
  Estimated Net Annual Interest Income per Unit...........         $0.52131     $0.52016    $0.51195      $0.51481
Estimated Normal Monthly Distribution per Unit(4).........         $0.04344     $0.04335    $0.04266      $0.04290
Estimated Daily Rate of Net Interest Accrual per Unit.....         $0.00145     $0.00144    $0.00142      $0.00143
Estimated Current Return Based on Public Offering
  Price(1)(4)(5)..........................................             5.21%        5.20%       5.12%         5.15%
Estimated Long-Term Return(1)(4)(5).......................             5.21%        5.20%       5.16%         5.13%
Initial Distribution (June 15, 1995)......................         $0.00869     $0.00867    $0.00853      $0.00858
Trustee's Initial Annual Fee per $1,000 Principal Amount
  of Bonds................................................            $2.05        $2.05       $2.05         $2.04
Evaluator's Annual Fee per Unit...........................           $.0025       $.0025      $.0025        $.0025
Sponsor's Annual Fee per Unit.............................           $0.003       $0.001          --            --
Record Dates.......................First day of each month
Distribution Dates.............Fifteenth day of each month


Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

(1) The sales charge is decreased and the Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering--General."

(2) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally five business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public Offering--Public Market."

(3)  See "Rights of Unitholders--Redemption of Units."

(4) These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Bonds. The estimated cash flows for each Trust are available upon request at no charge from the Sponsor.

(5) The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Return indicated above will be realized in the future. The Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Bonds in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return as indicated above will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.


THE FUND

       GENERAL. Voyageur Tax-Exempt Trust, Series 3 (the "Fund") was created under the laws of the State of Missouri pursuant to a Trust Agreement (the "Trust Agreement"), dated the Initial Date of Deposit, as defined in "Summary of Essential Financial Information," with Voyageur Fund Managers, Inc., as Sponsor and Evaluator, and Investors Fiduciary Trust Company, as Trustee.

       The Fund consists of four separate unit investment trusts, each having a portfolio of interest-bearing obligations (including delivery statements relating to contracts for the purchase of certain such obligations) issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authorities, exempt from all Federal income taxes under existing law. All issuers of Bonds in a Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of counsel, the related interest earned on such Bonds is exempt to the extent indicated from state and local taxes of such State or territory. In addition, in the case of the Territorial Trust, interest income may also be exempt from certain state and local taxes for residents of various states. On the Initial Date of Deposit, the Sponsor deposited with the Trustee the Bonds indicated under the "Schedule of Investments" for each Trust herein, including delivery statements relating to contracts for the purchase of certain such obligations and irrevocable letters of credit issued by a financial institution in the aggregate amount required for such purchases (the "Bonds"). Thereafter, the Trustee, in exchange for the Bonds so deposited, delivered to the Sponsor evidences of ownership of the number of Units of each Trust as indicated under "Summary of Essential Financial Information."

       With the deposit of the Bonds on the Initial Date of Deposit, the Sponsor established a percentage relationship between the amounts of Bonds in each Trust's portfolio. From time to time following the Initial Date of Deposit, the Sponsor, pursuant to the Trust Agreement, may deposit additional Bonds in a Trust and Units may be continuously offered for sale to the public by means of this Prospectus, resulting in a potential increase in the outstanding number of Units of a Trust. Any additional Bonds deposited in a Trust will maintain, as nearly as is practicable, the original proportionate relationship of the Bonds in a Trust's portfolio. Since the prices of the underlying Bonds will fluctuate daily, the ratio, on a market value basis, will also change daily. The portion of Bonds represented by each Unit will not change as a result of the deposit of additional Bonds in a Trust.

       Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (1) in "The Trusts--Notes to Schedules of Investments." The delivery of any such Bonds may be delayed or may not occur. Interest on these Bonds begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Bonds are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Bonds are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Bonds during the interval between their purchase of Units and the actual delivery of such Bonds. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than those of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Summary of Essential Financial Information". Unitholders will be "at risk" with respect to all Bonds in the portfolios including "when, as and if issued" and "delayed delivery" Bonds (i.e., may derive either gain or loss from fluctuations in the evaluation of such Bonds) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Bonds and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement Bonds" below.

       Each Unit initially offered represents the fractional undivided interest in each Trust as indicated under "Summary of Essential Financial Information." To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

       REPLACEMENT BONDS. Because certain of the Bonds in a Trust may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Bond. In the event of a failure to deliver any Bond that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Bonds") to make up the original corpus of the affected Trust.

       The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds shall (i) be tax-exempt bonds, issued by states or territories of the United States or political subdivisions thereof and shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, with fixed maturity dates substantially the same as those of the Failed Bonds; (ii) be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Initial Date of Deposit, at least equal to that of the Failed Bonds; (iii) be payable in U.S. currency; (iv) not be when, as and if issued bonds; (v) be rated "AAA" by Standard & Poor's or "Aaa" by Moody's; and (vi) be insured by one of the Insurers. Whenever a Replacement Bond has been acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of such Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

       If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Trust) attributable to such Failed Bonds not later than the next Distribution Date following such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. In the event a Replacement Bond should not be acquired by a Trust, the estimated net annual interest income per Unit for the Trust would be reduced and the Estimated Current Return and the Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.


INVESTMENT OBJECTIVES AND PORTFOLIO SELECTION

       The objectives of the Fund are to gain interest income exempt from Federal and state income taxation and to conserve capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Trusts will achieve their objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

       Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Trust has been obtained by the issuer of such Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in such Trust from one of several insurance companies (the "Insurers"). No representation is made as to any Insurer's ability to meet its commitments. All Bonds insured by an Insurer receive a "AAA" rating by Standard & Poor's and a "Aaa" rating by Moody's. Standard & Poor's describes securities it rates "AAA" as having "the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong." Moody's describes securities it rates "Aaa" as "judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

       In selecting Bonds for the Trusts the following factors, among others, were considered by the Sponsor: (i) whether the Bonds are insured by an Insurer,
(ii) the prices of the Bonds relative to other bonds of comparable quality and maturity and (iii) the diversification of Bonds as to purpose of issue and location of issuer. Subsequent to the Initial Date of Deposit, a Bond may cease to be rated or its rating may be reduced below "AAA", "Aaa" or both. Neither event requires elimination of such Bonds from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Bonds, see "Trust Administration--Portfolio Administration".

       To the best knowledge of the Sponsor, there is no litigation pending as of the Initial Date of Deposit in respect of any Bonds which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds with respect to Bonds in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Bonds or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Bond on the date of issuance to the effect that such Bonds have been validly issued and that the interest thereon is exempt from Federal and applicable state income taxation. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Bonds.


THE TRUSTS

ARIZONA INSURED SERIES 1


       GENERAL. The Arizona Trust consists of issues of seven Bonds. The issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Arizona Trust) as follows: 16.7% Healthcare Revenue Bonds, 33.3% Industrial Revenue Bonds, 8.3% Water and Sewer Revenue Bonds, 16.7% Utility Revenue Bonds, 8.3% Certificate of Participation/Lease Revenue Bonds, and 16.7% Other Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.


       RISK FACTORS SPECIFIC TO ARIZONA. The following brief summary regarding the economy of Arizona is based upon information drawn from publicly available sources and is included for the purpose of providing the information about general economic conditions that may or may not affect issuers of the Arizona Bonds. The Sponsor has not independently verified any of the information contained in such publicly available documents.

       Arizona is the nation's sixth largest state in terms of area. Arizona's main economic sectors include services, tourism and manufacturing. Mining and agriculture are also significant, although they tend to be more capital than labor intensive. Services is the single largest economic sector. Many of these jobs are directly related to tourism.

       The unemployment rate in Arizona for 1994 was 6.3% and for 1993 was 6.2% compared to a national rate of 6.1% in 1994 and 6.8% in 1993. Job growth may be adversely affected by the closing of a major air force base near Phoenix.

       The State operates on a fiscal year beginning July 1 and ending June 30. Fiscal year 1995 refers to the year ended June 30, 1995.

       Total General Fund revenues of $4.3 billion are expected during fiscal year 1995. Approximately 44.5% of this budgeted revenue comes from sales and use taxes, 44.4% from income taxes (both individual and corporate) and 4.4% from property taxes. All taxes total approximately $4.0 billion, or 93% of General Fund revenues. Non-tax revenue includes items such as income from the state lottery, licenses, fees and permits, and interest.

       For fiscal year 1994, the budget called for expenditures of approximately $4.1 billion. These expenditures fell into the following major categories: education (47.4%), health and welfare (26.3%), protection and safety (4.0%), general government (15.5%), and inspection and regulation, natural resources, transportation and other (6.8%). The State's general fund expenditures for fiscal year 1995 are budgeted at approximately $4.7 billion. Fiscal year 1995's proposed expenditures fall into the following major categories: education (51.5%), health and welfare (24.1%), protection and safety (3.6%), general government (14.5%), and inspection and regulation, natural resources, transportation and other (6.3%). On March 16, 1995, Governor Symington signed into law a fiscal year 1996 budget of $4.5 billion.

       Most or all of the Bonds of the Arizona Trust are not obligations of the State of Arizona, and are not supported by the State's taxing powers. The particular source of payment and security for each of the Bonds is detailed in the instruments themselves and in related offering materials. There can be no assurances, however, with respect to whether the market value or marketability of any of the Bonds issued by an entity other than the State of Arizona will be affected by the financial or other condition of the State or of any entity located within the State. In addition, it should be noted that the State of Arizona, as well as counties, municipalities, political subdivisions and other public authorities of the state, are subject to limitations imposed by Arizona's constitution with respect to ad valorem taxation, bonded indebtedness and other matters. For example, the state legislature cannot appropriate revenues in excess of 7% of the total personal income by the state in any fiscal year. These limitations may affect the ability of the issuers to generate revenues to satisfy their debt obligations.

       On July 21, 1994, the Arizona Supreme Court rendered its opinion in Roosevelt Elementary School District Number 66, et al v. Dianne Bishop, et al (the "Roosevelt Opinion"). In this opinion, the Arizona Supreme Court held that the present statutory financing scheme for public education in the State of Arizona does not comply with the Arizona constitution. Subsequently, the Arizona School Boards Association, with the approval of the appellants and the appellees to the Roosevelt Opinion, and certain Arizona school districts, filed with the Arizona Supreme Court motions for clarification of the Roosevelt Opinion, specifically with respect to seeking prospective application of the Roosevelt Opinion. On July 29, 1994, the Arizona Supreme Court clarified the Roosevelt Opinion to hold that such opinion will have prospective effect only.

       Certain other circumstances are relevant to the market value, marketability and payment of any hospital and health care revenue bonds in the Arizona Trust. The Arizona Legislature has in the past sought to enact health care cost control legislation. Certain other health care regulatory laws have expired. It is expected that the Arizona legislature will at future sessions continue to attempt to adopt legislation concerning health care cost control and related regulatory matters. The effect of any such legislation or of the continued absence of any legislation restricting hospital bed increased and limiting new hospital construction on the ability of Arizona hospitals and other health care providers to pay debt service on their revenue bonds cannot be determined at this time.

       Arizona does not participate in the federally administered Medicaid program. Instead, the state administers an alternative program, Arizona Health Care Cost Containment System ("AHCCCS"), which provides health care to indigent persons meeting certain financial eligibility requirements, through managed care programs. In fiscal year 1995, AHCCCS will be financed approximately 60% by federal funds, 29% by state funds, and 11% by county funds.

       Under state law, hospitals retain the authority to raise with notification and review by, but not approval from, the Department of Health Services. Hospitals in Arizona have experienced profitability problems along with those in other states. At least two Phoenix based hospitals have defaulted on or reported difficulties in meeting their bond obligations in recent years.

       Insofar as tax-exempt Arizona public utility pollution control revenue bonds are concerned, the issuance of such bonds and the periodic rate increases needed to cover operation costs and debt service are subject to regulation by the Arizona Corporation Commission, the only significant exception being the Salt River Project Agricultural Improvement and Power District which, as a Federal instrumentality, is exempt from rate regulation. On July 15, 1991, several creditors of Tucson Electric Power Company ("Tucson Electric") filed involuntary petitions under Chapter 11 of the U.S. Bankruptcy Code to force Tucson Power to reorganize under the supervision of the bankruptcy court. On December 31, 1991, the Bankruptcy Court approved the utility's motion to dismiss the July petition after five months of negotiations between Tucson Electric and its creditors to restructure the utility's debts and other obligations. In December 1992, Tucson Electric announced that it had completed its financial restructuring. In January 1993, Tucson Electric asked the Arizona Corporation Commission for a 9.3% average rate increase. Tucson Electric services approximately 270,000 customers, primarily in the Tucson area. Inability of any regulated public utility to secure necessary rate increases could adversely affect, to an indeterminable extent, its ability to pay debt service on its pollution control revenue bonds.

       Based on a recent U.S. Supreme Court ruling, the State has determined to refund $197 million, including statutory interest, in State income taxes previously collected from Federal retirees on their pensions. This payment will be made over a four-year period beginning with approximately $14.6 million in tax refunds in fiscal year 1994. A combination of tax refunds and tax credits will be used to satisfy this liability.

       STATE TAXATION. For a discussion of the Federal tax status of income earned on Arizona Trust Units, see "Tax Status."

       The assets of the Arizona Trust will consist of interest-bearing obligations issued by or on behalf of the State of Arizona (the "State"), its political subdivisions and authorities (the "Bonds"), provided the interest on such Bonds received by the Trust is exempt from State income taxes.

       In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing law:

       1. For Arizona income tax purposes, each Unitholder will be treated as the owner of a pro rata portion of the Arizona Trust, and the income of the Arizona Trust therefore will be treated as the income of the Unitholder under State law.

       2. For Arizona income tax purposes, interest on the Bonds which is excludable from Federal gross income and which is exempt from Arizona income taxes when received by the Arizona Trust, and which would be excludable from Federal gross income and exempt from Arizona income taxes if received directly by a Unitholder, will retain its status as tax-exempt interest when received by the Arizona Trust and distributed to the Unitholders.

       3. To the extent that interest derived from the Arizona Trust by a Unitholder with respect to the Bonds is excludable from Federal gross income, such interest will not be subject to Arizona income taxes.

       4. Each Unitholder will receive taxable gain or loss for Arizona income tax purposes when Bonds held in the Arizona Trust are sold, exchanged, redeemed or paid at maturity, or when the Unitholder redeems or sells Units, at a price that differs from original cost as adjusted for amortization of Bond discount or premium and other basis adjustments, including any basis reduction that may be required to reflect a Unitholder's share of interest, if any, accruing on Bonds during the interval between the Unitholder's settlement date and the date such Bonds are delivered to the Arizona trust, if later.

       5. Amounts paid by the insurer under an insurance policy or policies issued to the Arizona Trust, if any, with respect to the Bonds in the Arizona Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

       6. Arizona law does not permit a deduction for interest paid or incurred on indebtedness incurred or continued to purchase or carry Units in the Arizona Trust, the interest on which is exempt from Arizona income taxes.

       7. Neither the Bonds nor the Units will be subject to Arizona property taxes, sales tax or use tax.

                            ARIZONA INSURED SERIES 1
                            SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MAY 18, 1995

                Name of Issuer, Title, Interest Rate and                                           Offering Price
     Aggregate  Maturity Date of either Bonds Deposited                                              to Arizona
                      or Bonds Contracted for               Rating (2)    Redemption Feature (3)      Trust (4)

    $  500,000  The Industrial Development Authority of        AAA        2003 @ 102                  $486,250
                the County of Maricopa, Insured Health                    2014 @ 100 S.F.
                Facility Revenue Bonds, (Catholic
                Healthcare West), 1993 Series A, (MBIA
                Insured), 5.625% Due 7/1/2023#

       500,000  City of Tucson, Arizona, General               AAA        2005 @ 101                  492,500
                Obligation Refunding Bonds, Series                        2011 @ 100 S.F.
                1995, (FGIC Insured), 5.50% Due
                7/1/2012#

       500,000  Navaho County, Arizona, Pollution              AAA        2003 @ 102                  500,000
                Control Corporation, Pollution Control
                Revenue Refunding Bonds, (Arizona
                Public Service Company), 1993 Series A,
                (AMBAC Insured), 5.875% Due 8/15/2028#

       500,000  Salt River Project Agricultural                AAA        2002 @ 100                  472,500
                Improvement and Power District,                           2020 @ 100 S.F.
                Arizona, Salt River Project Electric
                System Revenue Bonds, 1992 Series C,
                (FSA Insured), 5.50% Due 1/1/2028#

       250,000  Refunding Certificates of                      AAA        2003 @ 102                  240,625
                Participation, Series 4, relating to                      2014 @ 100 S.F.
                the Arizona Municipal Financing Program
                of 1992 established under an
                Intergovernmental Agreement among
                certain cooperating Arizona Public
                Agencies, (FGIC Insured), 5.50% Due
                8/1/2019#

       500,000  University Medical Center Corporation,         AAA        2002 @ 102                  519,373
                (Tucson, Arizona), Hospital Revenue                       2011@ 100 S.F.
                Refunding Bonds, Series 1992, (MBIA
                Insured), 6.25% Due 7/1/2016#

       250,000  City of Phoenix Civic Improvement              AAA        2004 @ 102                  241,560
                Corporation, Junior Lien Water System                     2020 @ 100 S.F.
                Revenue Bonds, Series 1994, (AMBAC
                Insured), 5.50% Due 7/1/2021#
    $3,000,000                                                                                       $2,952,808


For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 25.


COLORADO INSURED SERIES 3


         GENERAL. The Colorado Trust consists of issues of seven Bonds. Two of the Bonds in the Colorado Trust are general obligations (25.0%) of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Colorado Trust) as follows: 50.0% Healthcare Revenue Bonds and 25.0% Water and Sewer Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.


         RISK FACTORS SPECIFIC TO COLORADO. The State Constitution requires that expenditures for any fiscal year not exceed revenues for such fiscal year. By statute, the amount of General Fund revenues available for appropriation is based upon revenue estimates which, together with other available resources, must exceed annual appropriations by the amount of the unappropriated reserve (the "Unappropriated Reserve"). The Unappropriated Reserve requirement for fiscal year 1991, 1992 and 1993 was set at 3% of total appropriations from the General Fund. For fiscal years 1994 and thereafter, the Unappropriated Reserve retirement is set at 4%. In addition to the Unappropriated Reserve, a constitutional amendment approved by Colorado voters in 1992 requires the State and each local government to reserve a certain percentage of its fiscal year spending (excluding bonded debt service) for emergency use (the "Emergency Reserve"). The minimum Emergency Reserve is set at 2% for 1994 and 3% for 1995 and later years. For fiscal year 1992 and thereafter General Fund appropriations are also limited by statute to an amount equal to the cost of performing certain required reappraisals of taxable property plus an amount equal to the lesser of
(i) five percent of Colorado personal income or (ii) 106% of the total General Fund appropriations for the previous fiscal year. This restriction does not apply to any General Fund appropriations which are required as a result of a new federal law, a final state or federal court order or moneys derived from the increase in the rate or amount of any tax or fee approved by a majority of the registered electors of the State voting at any general election. In addition, the statutory limit on the level of Federal Fund appropriations may be exceeded for a given fiscal year upon the declaration of a State fiscal emergency by the State General Assembly.

         The 1992 fiscal year ending General Fund balance was $133.3 million, which was $49.1 million over the Unappropriated Reserve requirement. The 1993 fiscal year ending General Fund balance was $326.6 million, or $196.7 million over the required Unappropriated Reserve and Emergency Reserve. Based on June 20, 1994, estimates, the 1994 fiscal year ending General Fund balance is expected to be $337.7 million, or $224.3 million over the required Unappropriated Reserve and Emergency Reserve.

         On November 3, 1992, voters in Colorado approved a constitutional amendment (the "Amendment") which, in general, became effective December 31, 1992, and which could restrict the ability of the State and local governments to increase revenues and impose taxes. The Amendment applies to the State and all local governments, including home rule entities ("Districts"). Enterprises, defined as government-owned businesses authorized to issue revenue bonds and receiving under 10% of annual revenue in grants from all Colorado state and local governments combined, are excluded from the provisions of the Amendment.

         The provisions of the Amendment are unclear and will probably require judicial interpretation. Among other provisions, beginning November 4, 1992, the Amendment requires voter approval prior to tax increases, creation of debt, or mill levy or valuation for assessment ratio increases. The Amendment also limits increases in government spending and property tax revenues to specified percentages. The Amendment requires that District property tax revenues yield no more than the prior year's revenues adjusted for inflation, voter approved changes and (except with regard to school districts) local growth in property values according to a formula set forth in the Amendment. School districts are allowed to adjust tax levies for changes in student enrollment. Pursuant to the Amendment, local government spending is to be limited by the same formula as the limitation for property tax revenues. The Amendment limits increases in expenditures from the State general fund and program revenues (cash funds) to the growth in inflation plus the percentage change in State population in the prior calendar year. The basis for initial spending and revenue limits are fiscal year 1992 spending and 1991 property taxes collected in 1992. The basis for spending and revenue limits for fiscal year 1994 and later years will be the prior fiscal year's spending and property taxes collected in the prior calendar year. Debt service changes, reductions and voter-approved revenue changes are excluded from the calculation basis. The Amendment also prohibits new or increased real property transfer tax rates, new State real property taxes and local District income taxes.

         Litigation concerning several issues relating to the Amendment is pending in the Colorado courts. The litigation deals with three principal issues: (i) whether Districts can increase mill levies to pay debt service on general obligation bonds without obtaining voter approval; (ii) whether a multi-year lease-purchase agreement subject to annual appropriations is an obligation which requires voter approval prior to execution of the agreement; and (iii) what constitutes an "enterprise" which is excluded from the provisions of the Amendment. In September, 1994 the Colorado Supreme Court held that Districts can increase mill levies to pay debt service on general obligation bonds issued after the effective date of the Amendment; litigation regarding mill levy increases to pay general obligation bonds issued prior to the Amendment is still pending. Various cases addressing the remaining issues are at different stages in the trial and appellate process. The outcome of such litigation cannot be predicted at this time.

         According to the Colorado Economic Perspective, Fourth Quarter, FY 1993-94, June 20, 1994 (the "Economic Report"), inflation for 1992 was 3.8% and population grew at the rate of 2.8% in Colorado. Accordingly, under the Amendment, increases in State expenditures during the 1994 fiscal year will be limited to 6.6% over expenditures during the 1993 fiscal year. The limitation for the 1995 fiscal year is projected to be 7.1%, based on projected inflation of 4.2% for 1993 and projected population growth of 2.9% during 1993. The 1993 fiscal year is the base year for calculating the limitation for the 1994 fiscal year. For the 1993 fiscal year, General Fund revenues totaled $3,443.3 million and program revenues (cash funds) totaled $1,617.6 million, resulting in total estimated base revenues of $5,060.9 million. Expenditures for the 1994 fiscal year, therefore, cannot exceed $5,394.9 million. However, the 1994 fiscal year General Fund and program revenues (cash funds) are projected to be only $5,242.8 million, or $152.1 million less than expenditures allowed under the spending limitation.

         There is also a statutory restriction on the amount of annual increases in taxes that the various taxing jurisdictions in Colorado can levy without electoral approval. This restriction does not apply to taxes levied to pay general obligation debt.

         As the State experienced revenue shortfalls in the mid-1980s, it adopted various measures, including impoundment of funds by the Governor, reduction of appropriations by the General Assembly, a temporary increase in the sales tax, deferral of certain tax reductions and inter-fund borrowings. On a GAAP basis, the State had unrestricted General Fund balances at June 30 of approximately $100.3 million in fiscal year 1988, $134.4 million in fiscal year 1989, $116.6 million in fiscal year 1990, $16.3 million in fiscal year 1991, $133.3 million in fiscal year 1992, and $326.6 million in fiscal year 1993. The fiscal year 1994 unrestricted General Fund ending balance is currently projected to be $337.7 million.

         For fiscal year 1993, the following tax categories generated the following respective revenue percentages of the State's $3,443.3 million total gross receipts: individual income taxes represented 51.1% of gross fiscal year 1993 receipts; sales, use and other excise taxes represented 31.3% of gross fiscal year 1993 receipts; and corporate income taxes represented 4.0% of gross fiscal year 1993 receipts. The final budget for fiscal year 1994 projects general fund revenues of approximately $3,570.8 million and appropriations of approximately $3,556.8 million. The percentages of general fund revenue generated by type of tax for fiscal year 1994 are not expected to be significantly different from fiscal year 1993 percentages.

         Under its constitution, the State of Colorado is not permitted to issue general obligation bonds secured by the full faith and credit of the State. However, certain agencies and instrumentalities of the State are authorized to issue bonds secured by revenues from specific projects and activities. The State enters into certain lease transactions which are subject to annual renewal at the option of the State. In addition, the State is authorized to issue short-term revenue anticipation notes. Local governmental units in the State are also authorized to incur indebtedness. The major source of financing for such local government indebtedness is an ad valorem property tax. In addition, in order to finance public projects, local governments in the State can issue revenue bonds payable from the revenues of a utility or enterprise or from the proceeds of an excise tax, or assessment bonds payable from special assessments. Colorado local governments can also finance public projects through leases which are subject to annual appropriation at the option of the local government. Local governments in Colorado also issue tax anticipation notes. The Amendment requires prior voter approval for the creation of any multiple fiscal year debt or other financial obligation whatsoever, except for refundings at a lower rate or obligations of an enterprise.

         Based on data published by the State of Colorado, Office of State Planning and Budgeting as presented in the Economic Report, over 50% of non-agricultural employment in Colorado in 1993 was concentrated in the retail and wholesale trade and service sectors, reflecting the importance of tourism to the State's economy and of Denver as a regional economic and transportation hub. The government and manufacturing sectors followed as the fourth and fifth largest employment sectors in the State, representing approximately 17.8% and 11.3%, respectively, of non-agricultural employment in the State in 1993. The Office of Planning and Budgeting projects similar concentrations for 1994 and 1995.

         According to the Economic Report, the unemployment rate improved slightly from an average of 5.9% during 1992 to 5.2% during 1993. Total retail sales increased by 9.7% during 1993. Colorado continued to surpass the job growth rate of the U.S., with a 3.4% rate of growth projected for Colorado in 1994, as compared with 2.2% for the nation as a whole. However, the rate of job growth in Colorado is expected to decline in 1995, primarily due to the completion in 1994 of large public works projects, such as Denver International Airport, Coors Baseball Field, and the Denver Public Library renovation project.

         Personal income rose 7.6% in Colorado during 1992 and 5.5% in 1991. During 1993, personal income rose 7.4% in Colorado, as compared with 4.7% for the nation as a whole.

         Economic conditions in the State may have continuing effects on other governmental units within the State (including issuers of the Bonds in the Colorado Trust), which, to varying degrees, have also experienced reduced revenues as a result of recessionary conditions and other factors.

         STATE TAXATION. For a discussion of the Federal tax status of income earned on Colorado Trust Units, see "Tax Status."

         Neither the Sponsor nor its counsel has independently examined the Bonds to be deposited in and held in the Colorado Trust. However, although Chapman and Cutler expresses no opinion with respect to the issuance of the Bonds, in rendering its opinion expressed herein, it has assumed that: (i) the Bonds were validly issued; (ii) the interest thereon is excludable from gross income for Federal income tax purposes; and (iii) interest on the Bonds, if received directly by a Unitholder, would be exempt from the income tax imposed by the State of Colorado that is applicable to individuals and corporations (the "State Income Tax"). This opinion does not address the taxation of persons other than full time residents of Colorado.

         In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Colorado law:

          1. Because Colorado income tax law is based upon the Federal law, the Colorado Trust is not an association taxable as a corporation for purposes of Colorado income taxation.

          2. With respect to Colorado Unitholders, in view of the relationship between Federal and Colorado tax computations described above:

               (i) Each Colorado Unitholder will be treated as owning a pro rata share of each asset of the Colorado Trust for Colorado income tax purposes in the proportion that the number of Units of such Trust held by the Unitholder bears to the total number of outstanding Units of the Colorado Trust, and the income of the Colorado Trust will therefore be treated as the income of each Colorado Unitholder under Colorado law in the proportion described and an item of income of the Colorado Trust will have the same character in the hands of a Colorado Unitholder as it would have in the hands of the Trustee;

               (ii) Interest on Bonds that would not be includable in income for Colorado income tax purposes when paid directly to a Colorado Unitholder will be exempt from Colorado income taxation when received by the Colorado Trust and attributed to such Colorado Unitholder and when distributed to such Colorado Unitholder;

               (iii) Any proceeds paid under individual policies obtained by issuers of Bonds in the Colorado Trust which represent maturing interest on defaulted obligations held by the Trustee will not be includable in income for Colorado income tax purposes if, and to the same extent as, such interest is not so includable for Federal income tax purposes;

               (iv) Each Colorado Unitholder will realize taxable gain or loss when the Colorado Trust disposes of the Bonds (whether by sale, exchange, redemption, or payment at maturity) or when the Colorado Unitholder redeems or sells Units at a price that differs from original cost as adjusted for amortization of bond discount or premium and other basis adjustments (including any basis reduction that may be required to reflect a Colorado Unitholder's share of interest, if any, accruing on Bonds during the interval between the Colorado Unitholder's settlement date and the date such Bonds are delivered to the Colorado Trust, if later);

               (v) Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Colorado Unitholders realizing taxable gain when their Units are sold or redeemed for an amount equal to or less than their original cost; and

               (vi) If interest on indebtedness incurred or continued by a Colorado Unitholder to purchase Units in the Colorado Trust is not deductible for Federal income tax purposes, it also will be non-deductible for Colorado income tax purposes.

         Unitholders should be aware that all tax-exempt interest, including their share of interest on the Bonds paid to the Colorado Trust, is taken into account for purposes of determining eligibility for the Colorado Property Tax/Rent/Heat Rebate.


                           COLORADO INSURED SERIES 3
                            SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MAY 18, 1995

                Name of Issuer, Title, Interest Rate and                                         Offering Price
     Aggregate  Maturity Date of either Bonds Deposited                                            to Colorado
    Principal(1)    or Bonds Contracted for (1)(5)         Rating (2) Redemption Feature (3)        Trust (4)


     $ 500,000  Summit County, Colorado, Snake River           AAA        2003 @ 100                 $ 506,875
                Wastewater Utility Enterprise, Sewer
                Revenue Bonds, Series 1995, (MBIA
                Insured) 5.85% Due 12/1/2015

       500,000  Jefferson County School District No.           AAA        2002 @ 101                   513,125
                R-1, (Jefferson County, Colorado),                        2009 @ 100 S.F.
                General Obligation Bonds, Series 1992,
                (AMBAC Insured), 6.00% Due 12/15/2012#

       500,000  County of Logan, Colorado, Health Care         AAA        2003 @ 102                   505,625
                Facilities Revenue Bonds, (Western                        2009 @ 100 S.F.
                Health Network, Inc.), Series 1993,
                (MBIA Insured), 5.90% Due 1/1/2019#

     1,000,000  City of Colorado Springs, Colorado,            AAA        2005 @ 102                 1,012,500
                Hospital Revenue and Refunding Bonds,
                Series 1995, (MBIA Insured), 6.00% Due
                12/15/2024#

       500,000  Municipal Subdistrict, Northern                AAA        2004 @ 100                   453,125
                Colorado Water Conservancy District,                      2011 @ 100 S.F.
                Water Revenue Refunding Bonds, Series
                E, (AMBAC Insured), 5.00% Due 12/1/2017#

       500,000  Sisters of Charity of Leavenworth              AAA        2003 @ 102                   444,374
                Health Services Corporation, Mesa                         2015 @ 100 S.F.
                County, Colorado, Revenue Bonds, Series
                1994, (MBIA Insured), 5.00% Due
                12/1/2023#

      500,000  Adams County School District No. 1,            AAA        2003 @ 100                    470,000
                (Mapleton Public Schools), Adams                          2013 @ 100 S.F.
                County, Colorado, General Obligation
                Refunding Bonds, Series 1993, (MBIA
                Insured), 5.25% Due 6/1/2017#
    $4,000,000                                                                                      $3,905,624



For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 25.


MINNESOTA INSURED SERIES 2

         GENERAL. The Minnesota Trust consists of seven issues of Bonds. Two of the Bonds in the Minnesota Trust are general obligations (30.5%) of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Minnesota Trust) as follows: 25.4% Healthcare Revenue Bonds, 10.2% Industrial Revenue Bonds and 33.9% Utility Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.

         RISK FACTORS SPECIFIC TO MINNESOTA. In the early 1980s the State of Minnesota experienced financial difficulties due to a downturn in the State's economy resulting from the national recession. As a consequence, the State's revenues were significantly lower than anticipated in the July 1, 1979 to June 30, 1981 biennium and the July 1, 1981 to June 30, 1983 biennium.

         In response to revenue shortfalls, the legislature broadened and increased the State sales tax, increased income taxes (by increasing rates and eliminating deductions) and reduced appropriations and deferred payment of State aid, including appropriations for and aids to local governmental units. The State's fiscal problems affected other governmental units within the State, such as local government, school districts and state agencies, which, in varying degrees, also faced cash flow difficulties. In certain cases, revenues of local governmental units and agencies were reduced by the recession.

         Because of the State's fiscal problems, Standard & Poor's reduced its rating on the State's outstanding general obligation bonds from AAA to AA+ in August 1981 and to AA in March 1982. Moody's lowered its rating on the State's outstanding general obligation bonds from Aaa to Aa in April 1982. The State's economy recovered in the July 1, 1983 to June 30, 1985 biennium, and substantial reductions in the individual income tax were enacted in 1984 and 1985. Standard & Poor's raised its rating on the State's outstanding general obligation bonds to AA+ in January 1985. In 1986, 1987, 1991, 1992 and 1993, legislation was required to eliminate projected budget deficits by raising additional revenue, reducing expenditures, including aids to political subdivisions and higher education, reducing the State's budget reserve (cash flow account), imposing a sales tax on purchases by local government units, and making other budgetary adjustments. A budget forecast released by the Minnesota Department of Finance on March 1, 1994 projects a balanced General Fund at the end of the current biennium, June 30, 1995, plus an increase in the State's cash flow account from $360 million to $500 million. Total projected expenditures and transfers for the biennium are $17.0 billion. The forecast also projects, however, a shortage of $29.5 million in the Local Government Trust Fund at June 30, 1995, against total projected expenditures from the Fund of $1.8 billion for the biennium.

         State grants and aids represent a large percentage of the total revenues of cities, towns, counties and school districts in Minnesota. Even with respect to bonds that are revenue obligations of the issuer and not general obligations of the State, there can be no assurance that the fiscal problems referred to above will not adversely affect the market value or marketability of the bonds or the ability of the respective obligors to pay interest on and principal of the bonds.

         STATE TAXATION. For a discussion of the Federal tax status of income earned on Minnesota Trust Units, see "Tax Status."

         Counsel to the Minnesota Trust understands that the Minnesota Trust will only have income consisting of (i) interest from bonds issued by the State of Minnesota and its political and governmental subdivisions, municipalities and governmental agencies and instrumentalities and bonds issued by possessions of the United States which would be exempt from Federal and Minnesota income taxation when paid directly to an individual, trust or estate (the "Bonds"),
(ii) gain on the disposition of such Bonds and (iii) proceeds paid under certain insurance policies issued to the issuers of the Bonds which represent maturing interest or principal payments on defaulted Bonds held by the Trustee.

         Neither the Sponsor nor its counsel has independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for Federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Minnesota that is applicable to individuals, trusts and estates (the "Minnesota Income Tax"). It should be noted that interest on the Bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax and is a factor in the computation of the Minimum Fee applicable to financial institutions. The opinion set forth below does not address the taxation of persons other than full time residents of Minnesota.

         In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Minnesota income tax law as of the date of this prospectus and based upon the assumptions above:

          1. The Minnesota Trust is not an association taxable as a corporation and each Unitholder of the Minnesota Trust will be treated as the owner of a pro rata portion of the Minnesota Trust, and the income of such portion of the Minnesota Trust will therefore be treated as the income of the Unitholder for Minnesota Income Tax purposes;

          2. Income on the Bonds which is exempt from the Minnesota Income Tax when received by a Unitholder of the Minnesota Trust and which would be exempt from the Minnesota Income Tax if received directly by a Unitholder will retain its status as exempt from such tax when received by the Minnesota Trust and distributed to such Unitholder;

          3. To the extent that interest on the Bonds, if any, which is includible in the computation of "alternative minimum taxable income" for Federal income tax purposes, such interest will also be includible in the computation of "alternative minimum taxable income" for purposes of the Minnesota Alternative Minimum Tax imposed on individuals, estates and trusts and on corporations;

          4. Each Unitholder of the Minnesota Trust will recognize gain or loss for Minnesota Income Tax purposes if the Trustee disposes of a Bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Minnesota Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for Federal income tax purposes;

          5. Tax cost reduction requirements relating to amortization of bond premium may, under some circumstances, result in Unitholders realizing taxable gain for Minnesota Income Tax purposes when their Units are sold or redeemed for an amount equal to or less than their original cost;

          6. Proceeds, if any, paid under individual insurance policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludible from Minnesota net income if, and to the same extent as, such interest would have been so excludible if paid in the normal course by the issuer of the defaulted obligation provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the bonds, rather than the insurer, will pay debt service on the bonds; and

          7. To the extent that interest derived from the Minnesota Trust by a Unitholder with respect to any possession obligations is excludible from gross income for Federal income tax purposes pursuant to 48 U.S.C. Section 745, 48 U.S.C. Section 1423a and 48 U.S.C. Section 1403, such interest will not be subject to either the Minnesota Income Tax or the Minnesota alternative minimum tax imposed on individuals, estates and trusts. It should be noted that interest relating to possession bonds is subject to tax in the case of corporations subject to the Minnesota Corporate Franchise Tax or the Corporate Alternative Minimum Tax.

         Chapman and Cutler has not examined any of the Bonds to be deposited and held in the Minnesota Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinions to the exemption from State income taxes of interest on the Bonds if received directly by a Unitholder.

                           MINNESOTA INSURED SERIES 2
                            SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MAY 18, 1995

                Name of Issuer, Title, Interest Rate and                                          Offering Price
     Aggregate  Maturity Date of either Bonds Deposited                                            to Minnesota
    Principal (1)    or Bonds Contracted for (1)(5)         Rating (2)    Redemption Feature(3)       Trust (4)

      $500,000  Southern Minnesota Municipal Power             AAA        2003 @ 102                  $501,250
                Agency, Power Supply System Revenue                       2013 @ 100 S.F.
                Bonds, Series 1994 A, (MBIA Insured),
                5.75% Due 1/1/2018#

       400,000  Independent School District 879,               AAA        2003 @ 100                   400,000
                Delano, Minnesota, General Obligation
                Refunding Bonds, Series 1993 A, (AMBAC
                Insured), 5.60% Due 2/1/2011

       500,000  Independent School District 277                AAA        2004 @ 100                   486,875
                (Westonka), Minnesota, General                            2012 @ 100 S.F.
                Obligation School Building Bonds,
                Series 1994 B, (CGIC Insured), 5.40%
                Due 2/1/2014#

       500,000  The Healthcare Network, City of St.            AAA        2003 @ 102                   457,500
                Louis Park, Minnesota, Health Care                        2017 @ 100 S.F.
                Facilities Revenue Bonds, (HealthSystem
                Minnesota Obligated Group), Series
                1993, (AMBAC Insured), 5.20% Due
                7/1/2023#

       300,000  Housing and Redevelopment Authority of         AAA        2005 @ 100                   296,250
                Benton County, Minnesota, Jail Lease                      2014 @ 100 S.F.
                Revenue Bonds, Series 1995 A, (Benton
                County Unlimited Tax Lease
                Obligations), (CGIC Insured), 5.70% Due
                2/1/2016#

       250,000  Health Care Facilities Revenue Bonds,          AAA        2002 @ 102                   261,250
                (The Duluth Clinic, Ltd.), Series 1992,                   2006 @ 100 S.F.
                Duluth Economic Development Authority,
                Minnesota (AMBAC Insured), 6.20% Due
                11/1/2012#

       500,000  Owatonna Public Utilities Commission,          AAA        2004 @ 100                   488,124
                Owatonna Public Utilities Revenue                         2007 @ 100 S.F.
                Refunding Bonds, Series 1993, (AMBAC
                Insured), 5.45% Due 1/1/2016#
    $2,950,000                                                                                      $2,891,249

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 25.


TERRITORIAL INSURED SERIES 1


         GENERAL. The Territorial Trust consists of issues of seven Bonds. Two of the Bonds in the Territorial Trust are general obligations (25.0%) of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Territorial Trust) as follows: 12.5% Utility Revenue Bonds; 12.5% Transportation Revenue Bonds; 12.5% Industrial Revenue Bonds; 25.0% Education Revenue Bonds and 12.5% Other Revenue Bonds. No Bond has received a provisional rating. For a general description of certain of the risks associated with the Bonds, see "Risk Factors" below.


         RISK FACTORS SPECIFIC TO PUERTO RICO. The economy of Puerto Rico is closely integrated with that of the mainland United States. During fiscal 1993 approximately 86% of Puerto Rico's exports were to the U.S. mainland, which was also the source of approximately 69% of Puerto Rico's imports. The economy of Puerto Rico is dominated by the manufacturing and service sectors. The manufacturing sector has experienced a basic change over the years as a result of increased emphasis on higher wage, high technology industries such as pharmaceuticals, electronics, computers, microprocessors, professional and scientific instruments, and certain high technology machinery and equipment. The service sector, including finance, insurance and real estate, also plays a major role in the economy. It ranks second only to manufacturing in contribution to the gross domestic product and leads all sectors in providing employment. In recent years, the service sector has experienced significant growth in response to the expansion of the manufacturing sector.

         Gross Product in fiscal 1989 was $20.0 billion, and gross product in fiscal 1993 was $25.0 billion. This represents an increase in gross product of 25.2% from fiscal 1989 to 1993. Since fiscal 1987, personal income, both aggregate and per capita, has increased consistently each fiscal year. In fiscal 1993, aggregate personal income was $24.1 billion and personal income per capita was $6,760. According to the U.S. Census Bureau, the population of Puerto Rico was approximately 3,522,000 in 1990 compared to 3,196,520 in 1980.

         Puerto Rico's decade-long economic expansion continued throughout the five-year period from fiscal 1989 through fiscal 1993. Almost every sector of the economy was affected and record levels of employment were achieved. While trends in the Puerto Rico economy normally follow those in the U.S., Puerto Rico did not experience a recession as did the U.S., primarily because of low oil prices, low interest rates, and its strong manufacturing base which has a large component of non-cyclical industries. Other factors behind the expansion included Commonwealth-sponsored economic development programs, the relatively stable prices of oil imports, periodic declines in the exchange value of the U.S. dollar and the relatively low cost of borrowing during the period.

         Average unemployment increased from 14.4% in fiscal 1989 to 16.8% in fiscal 1993. According to the Labor Department's Household Employment Survey, in the first eight months of fiscal 1994 total employment (seasonally adjusted) increased 1.6% when compared to the same period in fiscal 1993. For the first eight months of fiscal 1994, the unemployment rate (seasonally adjusted) decreased from 17.3% to 15.1%.

         The Gross Product forecast for fiscal 1994, made in February 1994, shows an increase of 2.9% over fiscal 1993. Whether actual growth in the Puerto Rico economy in fiscal 1994 and fiscal 1995 will continue depends on several factors, including the state of the U.S. economy and the relative stability in the price of oil imports, the exchange value of the U.S. dollar and the cost of borrowing.

         The Puerto Rican economy is affected by a number of Commonwealth and federal investment incentive programs. For example, Section 936 of the Internal Revenue Code (the "Code") provides for a credit against federal income taxes for U.S. companies operating on the island if certain requirements are met. The Omnibus Budget Reconciliation Act of 1993 imposes limits on such credit, effective for tax years beginning after 1993. In addition, from time to time proposals are introduced in Congress which, if enacted into law, would eliminate some or all of the benefits of Section 936. Although no assessment can be made at this time of the precise effect of such limitation, it is expected that the limitation of Section 936 credits would have a negative impact on Puerto Rico's economy.

         Aid for Puerto Rico's economy has traditionally depended heavily on federal programs, and current federal budgetary policies suggest than an expansion of aid to Puerto Rico is unlikely. An adverse effect on the Puerto Rican economy could result from other U.S. policies, including a reduction of tax benefits for distilled products, further reduction in transfer payment programs such as food stamps, curtailment of military spending and policies which could lead to a stronger dollar.

         In a plebiscite held in November, 1993, the Puerto Rican electorate chose to continue Puerto Rico's Commonwealth status. Previously proposed legislation, which was not enacted, would have preserved the federal tax exempt status of the outstanding debts of Puerto Rico and its public corporations regardless of the outcome of the referendum, to the extent that similar obligations issued by states are so treated and subject to the provisions of the Code currently in effect. There can be no assurance that any pending or future legislation finally enacted will include the same or similar protection against loss of tax exemption. The November 1993 plebiscite can be expected to have both direct and indirect consequences on such matters as the basic characteristics of future Puerto Rico debt obligations, the markets for these obligations, and the types, levels and quality of revenue sources pledged for the payment of existing and future debt obligations. Such possible consequences include legislative proposals seeking restoration of the status of Section 936 benefits otherwise subject to the limitations discussed above. However, no assessment can be made at this time of the economic and other effects of a change in federal laws affecting Puerto Rico as a result of the November 1993 plebiscite.

         STATE TAXATION. For a discussion of the Federal tax status of income earned on Territorial Trust Units, see "Tax Status."

                          TERRITORIAL INSURED SERIES 1
                            SCHEDULE OF INVESTMENTS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MAY 18, 1995

                Name of Issuer, Title, Interest Rate and                                           Offering Price
     Aggregate  Maturity Date of either Bonds Deposited                                            to Territorial
    Principal (1)    or Bonds Contracted for (1)(5)           Rating (2)  Redemption Feature(3)       Trust (4)

    $  500,000  Commonwealth of Puerto Rico, Public              AAA      2002 @ 101.5               $ 505,000
                Improvement Bonds of 1993, (General                       2012 @ 100 S.F.
                Obligation Bonds), (AMBAC Insured), 5.85%
                Due 7/1/2015

       500,000  Puerto Rico Public Buildings Authority,          AAA      2003 @ 101.5                 503,125
                Revenue Refunding Bonds, Series L, (CGIC                  2011 @ 100 S.F.
                Insured), 5.75% Due 7/1/2016#

       500,000  Commonwealth of Puerto Rico, Public              AAA      2003 @ 100                   452,500
                Improvement Refunding Bonds, Series 1993,                 2019 @ 100 S.F.
                (General Obligation Bonds), (AMBAC
                Insured), 5.00% Due 7/1/2021#

       500,000  Puerto Rico Electric Power Authority,            AAA      2004 @ 102                   513,125
                Power Revenue Bonds, Series T, (FSA                       2010 @ 100 S.F.
                Insured), 6.00% Due 7/1/2016#

       500,000  Puerto Rico Highway and Transportation           AAA      2003 @ 101.5                 486,875
                Authority, Highway Revenue Refunding                      2016 @ 100 S.F.
                Bonds, Series X, (FSA Insured), 5.50% Due
                7/1/2019#

       500,000  Puerto Rico Municipal Finance Agency, 1994       AAA      2004 @ 101.5                 514,377
                Series A Bonds, (FSA Insured), 6.00% Due                  2010 @ 100 S.F.
                7/1/2014#

     1,000,000  University of Puerto Rico, University            AAA      2005 @ 101.5                 942,500
                System Revenue Bonds, Series M, (MBIA
                Insured), 5.25% Due 6/1/2025#
    $4,000,000                                                                                      $3,917,502

For an explanation of the footnotes used on this page, see "Notes to Schedules of Investments" on page 25.


                       Notes to Schedules of Investments
                      As of the Opening of Business on the
                     Initial Date of Deposit: May 18, 1995

         1. All Bonds are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an unaffiliated financial institution, has been deposited with the Trustee. The Sponsor has assigned to the Trustee all of its right, title and interest in and to such Bonds. Contracts to acquire Bonds were entered into during the period from April 5, 1995 to May 17, 1995. These Bonds have expected settlement dates from May 18, 1995 to May 25, 1995 (see "The Fund").

         2. All ratings are by Standard & Poor's and/or Moody's. As a result of the insurance related to each Bond, each Bond is rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's.

         3. There is shown under this heading the year in which each issue of the Bonds is initially or currently callable and the call price for that year. Each issue of the Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of the Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed obligations have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Notwithstanding any provisions to the contrary, certain bond issuers have in the past, and others may in the future, attempt to redeem bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see "Risk Factors--Redemptions of Bonds." To the extent that the Bonds were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Bonds and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see "Tax Status" and "Estimated Current Return and Estimated Long-Term Return."

         4. Evaluation of Bonds is made on the basis of current offering prices for the Bonds. The offering prices are greater than the current bid prices of the Bonds which is the basis on which Unit value is determined for purposes of redemption of Units (see "Public Offering--Offering Price").

         5. Other information regarding the Bonds in each Trust, as of the opening of business on the Initial Date of Deposit, is as follows:

                                                                             Annual                 Bid Side
                                 Cost to           Profit (Loss)         Interest Income           Evaluation
       Trust                     Sponsor             to Sponsor             to Trust                of Bonds
Arizona Insured Series 1         $2,888,408              $64,400              $171,250             $2,933,780
Colorado Insured Series 3         3,840,585               65,039               225,000              3,881,910
Minnesota Insured Series 2        2,787,400              103,849               164,000              2,872,720
Territorial Insured Series 1      3,826,635               90,867               223,000              3,892,500

The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in the portfolios. On the opening of business on the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust was higher than the bid side evaluation of such Bonds by 0.649%, 0.611%, 0.645% and 0.642% for the Arizona, Colorado, Minnesota and Territorial Trusts, respectively. All contracts are expected to be settled by the First Settlement Date for the purchase of Units.

         "#" indicates that such Bond was issued at either an original issue discount or purchased at a market discount. The tax effect of Bonds issued at an original issue discount or purchased at a market discount is described in "Tax Status."


EQUIVALENT TAXABLE ESTIMATED CURRENT RETURNS

         As of the date of this Prospectus, the following table shows the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes using the published Federal and State tax rates scheduled to be in effect in 1995. This table illustrates approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The table does not show the approximate taxable estimated current returns for individuals who are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following table for those individuals who have adjusted gross incomes in excess of $114,700. The table does not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions which were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80 percent of his allowable itemized deductions, with certain exceptions. See "Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.

                                      Arizona Tax Equivalent Table
             Taxable Income  ($1,000's)                          Tax-Exempt Estimated CurrentReturn
          Single            Joint         Tax         4-1/2%    5%      5-1/2%     6%      6-1/2%   7%     7-1/2%
          Return           Return       Bracket          Equivalent Taxable Estimated Current Return
     $    0- 23.35     $    0- 39.00      18.0%       5.49%    6.10%    6.71%    7.32%     7.93%   8.54%   9.15%
                         39.00-94.25      31.0        6.52     7.25     7.97     8.70      9.42   10.14   10.87
      23.35- 56.55                        31.7        6.59     7.32     8.05     8.78      9.52   10.25   10.98
      56.55-117.95     94.25- 143.60      34.6        6.88     7.65     8.41     9.17      9.94   10.70   11.47
                       143.60-256.50      39.3        7.41     8.24     9.06     9.88     10.71   11.53   12.36
     117.95-256.50                        39.6        7.45     8.28     9.11     9.93     10.76   11.59   12.42
       Over 256.50       Over 256.50      43.0        7.89     8.77     9.65    10.53     11.40   12.28   13.16


                                      Colorado Tax Equivalent Table
             Taxable Income  ($1,000's)                          Tax-Exempt Estimated CurrentReturn
          Single            Joint         Tax         4-1/2%    5%      5-1/2%     6%      6-1/2%   7%     7-1/2%
          Return           Return       Bracket          Equivalent Taxable Estimated Current Return
     $    0- 23.35     $    0- 39.00      19.3%       5.58%    6.20%    6.82%    7.43%     8.05%   8.67%   9.29%
      23.35- 56.55      39.00- 94.25      31.6        6.58     7.31     8.04     8.77      9.50   10.23   10.96
      56.55-117.95     94.25- 143.60      34.5        6.87     7.63     8.40     9.16      9.92   10.69   11.45
     117.95-256.50     143.60-256.50      39.2        7.40     8.22     9.05     9.87     10.69   11.51   12.34
       Over 256.50       Over 256.50      42.6        7.84     8.71     9.58    10.45     11.32   12.20   13.07

                                      Minnesota Tax Equivalent Table
             Taxable Income  ($1,000's)                          Tax-Exempt Estimated CurrentReturn
          Single            Joint         Tax         4-1/2%    5%      5-1/2%     6%      6-1/2%   7%     7-1/2%
          Return           Return       Bracket          Equivalent Taxable Estimated Current Return
     $    0- 23.35     $    0- 39.00      21.8%       5.75%    6.39%    7.03%    7.67%     8.31%  8.95%    9.59%
      23.35- 56.55      39.00- 94.25      34.1        6.83     7.59     8.35     9.10      9.86  10.62    11.38
      56.55-117.95      94.25-143.60      36.9        7.13     7.92     8.72     9.51     10.30  11.09    11.89
     117.95-256.50     143.60-256.50      41.4        7.68     8.53     9.39    10.24     11.09  11.95    12.80
       Over 256.50       Over 256.50      44.7        8.14     9.04     9.95    10.85     11.75  12.66    13.56


                        Territorial Tax Equivalent Table
             Taxable Income  ($1,000's)                          Tax-Exempt Estimated CurrentReturn
          Single            Joint         Tax         4-1/2%    5%      5-1/2%     6%      6-1/2%   7%     7-1/2%
          Return           Return       Bracket*         Equivalent Taxable Estimated Current Return
     $    0- 23.35     $    0- 39.00      15.0%       5.29%    5.88%    6.47%    7.06%     7.65%  8.24%    8.82%
      23.35- 56.55      39.00- 94.25      28.0        6.25     6.94     7.64     8.33      9.03   9.72    10.42
      56.55-117.95      94.25-143.60      31.0        6.52     7.25     7.97     8.70      9.42  10.14    10.87
     117.95-256.50     143.60-256.50      36.0        7.03     7.81     8.59     9.38     10.16  10.94    11.72
       Over 256.50       Over 256.50      39.6        7.45     8.28     9.11     9.93     10.76  11.59    12.42

*The table reflects the Federal tax rate and does not reflect any effect that Puerto Rico taxes may have in determining the taxable equivalent yield for residents of Puerto Rico.

INDEPENDENT AUDITORS' REPORT

         To the Sponsor, Trustee and the Unitholders of Voyageur Tax-Exempt Trust, Series 3:

         We have audited the accompanying statements of net assets, including the schedules of investments, of Voyageur Tax-Exempt Trust, Series 3 (Arizona Insured Series 1, Colorado Insured Series 3, Minnesota Insured Series 2 and Territorial Insured Series 1) as of May 18, 1995. The statements of net assets are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Voyageur Tax-Exempt Trust, Series 3 (Arizona Insured Series 1, Colorado Insured Series 3, Minnesota Insured Series 2 and Territorial Insured Series 1) as of May 18, 1995, in conformity with generally accepted accounting principles.


                                                           KPMG Peat Marwick LLP

Minneapolis, Minnesota
May 18, 1995


                      VOYAGEUR TAX-EXEMPT TRUST, SERIES 3
                            STATEMENTS OF NET ASSETS
                  AS OF THE OPENING OF BUSINESS ON THE INITIAL
                         DATE OF DEPOSIT: MAY 18, 1995

                                                               Arizona      Colorado    Minnesota    Territorial
                                                               Insured       Insured    Insured        Insured
                                                              Series 1       Series 3   Series 2      Series 1

Contracts to purchase securities(1)(2)                        $2,952,808   $3,905,624   $2,891,249   $3,917,502
Accrued interest on underlying securities(1)(3)                   59,181       69,238       50,617       71,700
                                                              $3,011,989   $3,974,862   $2,941,866   $3,989,202
Less:  distributions payable(3)                                   59,181       69,238       50,617       71,700
Net Assets                                                    $2,952,808   $3,905,624   $2,891,249   $3,917,502

Net Assets Represented By:
   Interest of Unitholders--
     Units of fractional undivided interest
      outstanding: (310,495;  410,686; 304,022,
      and 411,935 Units, respectively)
Cost to investors(4)                                          $3,104,951   $4,106,860   $3,040,220   $4,119,350
Less:  Gross underwriting commission(4)                         (152,143)    (201,236)    (148,971)    (201,848)
Net Assets(4)                                                 $2,952,808   $3,905,624   $2,891,249   $3,917,502

_______________________

(1) The aggregate value of the Bonds listed under "Schedule of Investments" for each Trust herein and their cost to such Trust are the same. The value of the Bonds is determined by Securities Pricing Service, a division of George
     K. Baum & Company on the bases set forth under "Public Offering--Offering Price." The contracts to purchase Bonds are collateralized by an irrevocable letter of credit which has been deposited with the Trustee in and for the following amounts:

                                                         Principal          Offering
                                                          Amount of         Price of         Accrued Interest
                                      Amount of          Bonds Under      Bonds Under          to Expected
                                   Letter of Credit        Contracts        Contracts         Delivery Dates
      Arizona Insured Series 1          $3,011,989          $3,000,000       $2,952,808              $59,181
      Colorado Insured Series 3          3,974,862           4,000,000        3,905,624               69,238
      Minnesota Insured Series 2         2,941,866           2,950,000        2,891,249               50,617
      Territorial Insured Series 1       3,989,202           4,000,000        3,917,502               71,700


(2) Insurance coverage providing for the timely payment of principal and interest on the Bonds in the portfolio of each Trust has been obtained by the issuer of the Bond, the underwriter of such Bond, the Sponsor or others. See "Schedule of Investments."

(3) The Trustee will advance the amount of accrued interest as of May 25, 1995 (the "First Settlement Date"), and all accrued interest to the First Settlement Date will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date.

(4) The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Public Offering--Offering Price" and "Public Offering--Sponsor and Underwriter Compensation" and assume all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units, the sales charge is reduced (see "Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net Assets remains unchanged.

RISK FACTORS

         GENERAL. Certain of the Bonds in the Trusts may have been acquired at a market discount from par value. The coupon interest rates on the discount bonds at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than Bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than Bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A discount bond held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor, the Distributor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

         Certain of the Bonds in the Trusts may be original issue discount bonds. Under current law, the original issue discount, which is the difference between the stated redemption price at maturity and the issue price of the Bonds, is deemed to accrue on a daily basis and the accrued portion is treated as tax-exempt interest income for Federal income tax purposes. On sale or redemption, any gain realized that is in excess of the earned portion of original issue discount will be taxable as capital gain unless the gain is attributable to market discount in which case the accretion of market discount is taxable as ordinary income. See "Tax Status." The current value of an original issue discount bond reflects the present value of its stated redemption price at maturity. The market value tends to increase in greater increments as the Bonds approach maturity.

         Certain of the original issue discount bonds may be zero coupon bonds (including bonds known as multiplier bonds, money multiplier bonds, capital appreciation bonds, capital accumulator bonds, compound interest bonds and money discount maturity payment bonds). Zero coupon bonds do not provide for the payment of any current interest and generally provide for payment at maturity at face value unless sooner sold or redeemed. Zero coupon bonds may be subject to more price volatility than conventional bonds. While some types of zero coupon bonds, such as multipliers and capital appreciation bonds, define par as the initial offering price rather than the maturity value, they share the basic zero coupon bond features of (i) not paying interest on a semi-annual basis and (ii) providing for the reinvestment of the bond's semi-annual earnings at the bond's stated yield to maturity. While zero coupon bonds are frequently marketed on the basis that their fixed rate of return minimizes reinvestment risk, this benefit can be negated in large part by weak call protection, i.e., a bond's provision for redemption at only a modest premium over the accreted value of the bond.

         Certain of the Bonds in the Trusts may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium bonds at the time they were purchased and deposited in the Trusts were higher than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued and otherwise comparable bonds decrease, the market premium of previously issued bonds will be increased, and if such interest rates for newly issued comparable bonds increase, the market premium of previously issued bonds will be reduced, other things being equal. The current returns of bonds trading at a market premium are initially higher than the current returns of comparable bonds of a similar type issued at currently prevailing interest rates because premium bonds tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium bond at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed Bonds have an offering side valuation which represents a premium over par or for original issue discount Bonds a premium over the accreted value. To the extent that the Bonds were deposited in the Fund at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared to the original Public Offering Price of the Units. Because premium bonds generally pay a higher rate of interest than Bonds priced at or below par, the effect of the redemption of premium bonds would be to reduce estimated net annual unit income by a greater percentage than the par amount of such bonds bears to the total par amount of Bonds in the affected Trust. Although the actual impact of any such redemptions that may occur ill depend upon the specific Bonds that are redeemed, it can be anticipated that the estimated net annual unit income will be significantly reduced after the dates on which such Bonds are eligible for redemption. A Trust may be required to sell zero coupon bonds prior to maturity (at their current market price which is likely to be less than their par value) in the event that all the Bonds in the portfolio other than the zero coupon bonds are called or redeemed in order to pay expenses of a Trust or in case a Trust is terminated. See "Trust Administration--Portfolio Administration" and "Trust Administration--Amendment or Termination." See "The Trusts--Schedule of Investments" for each Trust for the earliest scheduled call date and the initial redemption price for each Bond.

         Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with any housing bonds held by the Fund, the Sponsor at the Initial Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environ-mentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or, for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "The Trusts--General" for each Trust.

         Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in a Trust prior to the stated maturity of the Bonds. See "The Trusts--General" for each Trust.

         REDEMPTIONS OF BONDS. Certain of the Bonds in certain of the Trusts are subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions and it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the Bonds. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds, an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "The Trusts--Schedule of Investments" for each Trust and footnote (3) in "The Trusts--Notes to Schedules of Investments."


ESTIMATED CURRENT RETURN AND ESTIMATED LONG-TERM RETURN

         As of the opening of business on the Initial Date of Deposit, the Estimated Current Returns and the Estimated Long-Term Returns were those indicated in the "Summary of Essential Financial Information." The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, Sponsor and Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Bonds while the Public Offering Price will vary with changes in the offering price of the underlying Bonds; therefore, there is no assurance that the present Estimated Current Returns will be realized in the future. Estimated Long-Term Returns are calculated using a formula which (i) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all the Bonds in a Trust and (ii) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Bonds and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Returns will be realized in the future. Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of Estimated Long-Term Returns reflects the estimated date and amount of principal returned while Estimated Current Returns calculations include only net annual interest income and Public Offering Price.

         In order to acquire certain of the Bonds contracted for by the Sponsor for deposit in each Trust, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Bonds amounts covering accrued interest on such Bonds which exceed (i) the amounts paid by Unitholders and (ii) the amounts which will be made available through cash furnished by the Sponsor on the Initial Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the particular Bonds with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Bonds does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Summary of Essential Financial Information," reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "Summary of Essential Financial Information."


TRUST OPERATING EXPENSES

         INITIAL COSTS. All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial fees for evaluations and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

         COMPENSATION OF SPONSOR AND EVALUATOR. Voyageur Fund Managers, Inc., which acts as Sponsor and Evaluator, reserves the right to charge fees for such services in amounts which will not exceed $.30 and $.25 per 100 Units on an annual basis for sponsor and evaluation fees, respectively. Such fees, if any, are as set forth under "Summary of Essential Financial Information." Any such charges would be payable in monthly installments and would be based on the number of Units outstanding on the first day of each month of each year. Any such fees may exceed the actual costs of providing such supervisory or evaluation services for this Fund, but at no time will the total amount paid to the Sponsor for portfolio supervisory and evaluation services rendered to Series 1 and subsequent series of Voyageur Tax-Exempt Trust in any calendar year exceed the aggregate cost to the Sponsor of supplying such services in such year. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. An affiliate of the Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the Sponsor and the Underwriters may realize profits (or the Sponsor may realize losses) in connection with the deposit of the Bonds as described under "Public Offering--Sponsor and Underwriter Compensation."

         TRUSTEE'S FEE. For its services, the Trustee will receive an annual fee as set forth under "Summary of Essential Financial Information." The Trustee's fees are payable in monthly installments (based on the outstanding principal amount of Bonds in a Trust as of the first day of each month of each year) on or before the fifteenth day of each month from the Interest Account to the extent funds are available and then from the Principal Account. The Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions) and may be further increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to the Fund is expected to result from the use of these funds. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Rights of Unitholders--Reports Provided" and "Trust Administration."

         MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by the Trusts: (i) fees of the Trustee for extraordinary services, (ii) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (iii) various governmental charges, (iv) expenses and costs of any action taken by the Trustee to protect a Trust and the rights and interests of Unitholders, (v) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of a Trust without gross negligence, bad faith or willful misconduct on its part, (vi) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust and (vii) expenditures incurred in contacting Unitholders upon termination of a Trust.

         The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Bonds to pay such amounts.

INSURANCE ON THE BONDS

         Insurance guaranteeing prompt payment of interest and principal, when due, on all the Bonds in the Fund has been obtained by the Sponsor or by the issuers or underwriters of such Bonds.

         An Insurer has issued a policy or policies of insurance covering each of the Bonds in the Trusts, each policy to remain in force until the payment in full of such Bonds and whether or not the Bonds continue to be held by a Trust. By the terms of each policy the Insurer will unconditionally guarantee to the holders or owners of the Bonds the payment, when due, required of the issuer of the Bonds of an amount equal to the principal of and interest on the Bonds as such payments shall become due but not be paid (except that in the event of any acceleration of the due date of principal by reason of mandatory or optional redemption, default or otherwise, the payments guaranteed will be made in such amounts and at such times as would have been due had there not been an acceleration). The Insurer will be responsible for such payments, less any amounts received by the holders or owners of the Bonds from any trustee for the bond issuers or from any other sources other than the Insurer. The Insurers' policies relating to small industrial development bonds and pollution control revenue bonds also guarantee the full and complete payments required to be made by or on behalf of an issuer of Bonds pursuant to the terms of the Bonds if there occurs an event which results in the loss of the tax-exempt status of the interest on such Bonds, including principal, interest or premium payments, if any, as and when thereby required. Each Insurer has indicated that its insurance policies do not insure the payment of principal or interest on bonds which are not required to be paid by the issuer thereof because the bonds were not validly issued. However, as indicated under "Tax Status," the respective issuing authorities have received opinions of bond counsel relating to the valid issuance of each of the Bonds in the Trusts. Each Insurer's policy also does not insure against non-payment of principal of or interest on the Bonds resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the Bonds. Such policies are not covered by the Property/Casualty Insurance Security Fund specified in Article 76 of the New York Insurance Law. The policies are non-cancelable and the insurance premiums have been fully paid on or prior to the date of deposit, either by the Sponsor or, if a policy has been obtained by a Bond issuer, by such issuer.

         Standard & Poor's rates all new issues insured by an Insurer "AAA Prime Grade." Moody's rates all bond issues insured by an Insurer "Aaa". These ratings independently reflect each company's current assessment of the creditworthiness of each Insurer and its ability to pay claims on its policies of insurance. See "Investment Objectives and Portfolio Selection." Any further explanation as to the significance of either rating may be obtained only from the company which issued the respective rating. Neither rating is a recommendation to buy, sell or hold the Bonds, and such rating may be subject to revision or withdrawal at any time by the respective issuer. Any downward revision or withdrawal of the rating may have an adverse effect on the market price of the Bonds.

         Because the insurance on the Bonds will be effective so long as the Bonds are outstanding, such insurance will be taken into account in determining the market value of the Bonds and therefore some value attributable to such insurance will be included in the value of the Units of the Trusts. The insurance does not, however, guarantee the market value of the Bonds or of the Units.

TAX STATUS

         In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

          1. Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders, except to the extent such interest is subject to the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

          2. Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Unit. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the date of acquisition of the Units. The tax cost reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to his original cost; and

          3. Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted Bonds held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted Bonds provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the Bonds, rather than the Insurer, will pay debt service on the Bonds.

         Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provided that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bonds on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Investors with questions regarding these Code sections should consult with their tax advisers.

         "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued). Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include a market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

         In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depend upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Unitholders are urged to consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

         Counsel for the Sponsor has also advised that under Section 265 of the Code interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid in indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

         In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

         Under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State of Missouri.

         All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

         At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

         In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

         Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount." The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

         In addition, under the Tax Act up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount." The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

         Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

         For a discussion of the state tax status of income earned on Units of a Trust, see "The Trusts--State Taxation" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.


PUBLIC OFFERING

         GENERAL. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Bonds in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Bonds) plus any accrued interest. In the secondary market the Public Offering Price is based on the bid prices of the Bonds in each Trust and includes a sales charge of 5.5% of the Public Offering Price (5.820% of the aggregate bid price of the Bonds) plus any accrued interest. However, the sales charge applicable to quantity purchases is, during the initial offering period, reduced by a discount on a graduated basis to any person acquiring 10,000 or more Units as follows:

              Aggregate Number of Units Purchased                   Percent of Offering Price
         10,000 - 24,999 Units.......................                          0.30%
         25,000 - 49,999 Units.......................                          0.50%
         50,000 - 99,000 Units.......................                          0.90%
         100,000 or more Units.......................                          1.40%

         Any such reduced sales charge, including pursuant to a Letter of Intent described below, shall be the responsibility of the selling Underwriter, broker, dealer or agent. The reduced sales charge structure will apply on all purchases of Units in a Trust by the same person on any one day from any one Underwriter or dealer. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. In addition, a purchaser desiring to purchase during a 12 month period $1,000,000 or more of Units in any series of Voyageur Tax-Exempt Trust may qualify for a reduced sales charge by signing a nonbinding Letter of Intent. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of series of Voyageur Tax-Exempt Trust by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) aggregate $1,000,000, the selling Underwriter or dealer will make a retroactive reduction of the sales charge on such Units in the amount of $.10 per Unit (reduced by any previous discount received on the Units). If a purchaser does not complete the required purchases under the Letter of Intent within the 12 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of a series of Voyageur Tax-Exempt Trust must be equal to or exceed $100,000.

         ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a bond from the last day on which interest thereon was paid. Interest on Bonds generally is paid semi-annually, although a Trust accrues such interest daily. Because of this, each Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the respective Trust the amount, if any, of accrued interest paid on their Units.

         In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Rights of Unitholders--Distributions of Interest and Principal."

         Because of the varying interest payment dates of the Bonds, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is noninterest-bearing to Unitholders, the Trustee benefits thereby.

         OFFERING PRICE. The Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Bonds in each Trust.

         As indicated above, the price of the Units as of the opening of business on the Initial Date of Deposit was determined by adding to the determination of the aggregate offering price of the Bonds an amount equal to 5.152% of such value and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting profit equal to 4.9% of the Public Offering Price. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Bonds in each Trust prepared by Securities Pricing Service, a division of George K. Baum & Company, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. Except on the Initial Date of Deposit, during the initial offering period, the Evaluator will appraise or cause to be appraised daily the value of the underlying Bonds as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor, Distributor or any Underwriter or dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Bonds in a Trust plus the secondary market sales charge. For secondary market purposes such appraisal and adjustment will be made by the Evaluator as of 4:00 P.M. Eastern time on days on which the New York Stock Exchange is open for each day on which any Unit of a Trust is tendered for redemption, and it shall determine the aggregate value of such Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

         The aggregate price of the Bonds in each Trust has been and will be determined on the basis of bid prices or offering prices, as appropriate, (i) on the basis of current market prices for the Bonds obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Trust;
(ii) if such prices are not available for any particular Bonds, on the basis of current market prices for comparable bonds; (iii) by causing the value of the Bonds to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (iv) by any combination of the above.

         The initial or primary Public Offering Price of the Units and the Sponsor's initial repurchase price per Unit are based on the offering price per Unit of the underlying Bonds plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price and the Redemption Price per Unit are based on the bid price per Unit of the Bonds in each Trust plus the applicable sales charge plus accrued interest. The offering price of Bonds in each Trust may be expected to range from .35%-1% more than the bid price of such Bonds. On the Initial Date of Deposit, the offering side evaluation of the Bonds in each Trust were higher than the bid side evaluation of such Bonds by the amount indicated under footnote (5) in "The Trusts--Notes to Schedules of Investments."

         Although payment is normally made five business days following the order for purchase, payment may be made prior thereto. However, delivery of certificates, if any are requested in writing, representing Units so ordered will be made as soon as possible following such order or shortly thereafter. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

         UNIT DISTRIBUTION. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see "Underwriting") at the Public Offering Price, plus accrued interest computed as described above. Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary Public Offering Price in the manner described.

         The Sponsor intends to qualify the Units for sale in the state for which such Trust is named, except that in the case of a Territorial Trust, the Sponsor intends to qualify Units for sale in a number of states and Puerto Rico. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period equal to $.33 per Unit and in the secondary market equal to 4.0% of the Public Offering Price per Unit. In addition, any dealer who sells at least the lesser of 100,000 Units or $1,000,000 worth of Units between the Initial Date of Deposit and the First Settlement Date will be entitled to a concession or agency commission equal to $.40 per Unit on all Units sold during such period. It is anticipated that one or more Underwriters will qualify for this additional concession. Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of Federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Notwithstanding the concessions referred to above, in connection with any quantity purchases, a broker/dealer or bank will receive the following concessions for purchases made from the Sponsor, pursuant to the sales charge reduction schedule for quantity purchases set forth above, resulting in total concessions as contained in the following table:

                                                                          Total Concession per Unit
                Aggregate Number of Units Purchased            (as a Percentage of the Public Offering Price)
           10,000 - 24,999 Units.......................                             3.2%
           25,000 - 49,999 Units.......................                             3.2%
           50,000 - 99,000 Units.......................                             2.9%
           100,000 or more Units.......................                             2.5%

         The Sponsor and the Distributor each reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting." To facilitate the handling of transactions, sales of Units shall normally be limited to transactions involving a minimum of $1,000.

         SPONSOR AND UNDERWRITER COMPENSATION. The gross sales commission through the initial or primary distribution of Units will equal 4.9% of the Public Offering Price of the Units (5.152% of the net amount invested), less any reduced sales charge for quantity purchases as described under "General" above. Underwriters will acquire Units from the Sponsor based on the amount of Units underwritten. The concessions from the Public Offering Price will be as set forth in the following table:

           10,000 - 24,999           25,000 - 49,999            50,000 - 99,999          100,000 or more
         Units Underwritten        Units Underwritten         Units Underwritten        Units Underwritten
                3.5%                      3.6%                       3.7%                      4.0%

         In addition, the Sponsor will realize a profit or will sustain a loss, as the case may be, as a result of the difference between the price paid for the Bonds by the Sponsor and the cost of such Bonds to a Trust (which is based on the determination of the aggregate offering price of the Bonds in such Trust on the Initial Date of Deposit as prepared by Securities Pricing Service, a division of George K. Baum & Company). See "Underwriting" and "The Trusts--Schedules of Investments." Affiliates of the Sponsor and the Underwriters may also realize profits or sustain losses with respect to Bonds deposited in a Trust which were acquired by the Sponsor from underwriting syndicates of which such parties were members. An affiliate of the Sponsor participated as sole underwriter or as manager or as a member of any underwriting syndicate from which 3.6% of the Bonds in the portfolios of the Trusts were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Bonds in a Trust after the Initial Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters.

         As stated under "Public Market" below, an affiliate of the Sponsor, Voyageur Fund Distributors, Inc. (the "Distributor"), intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, the Distributor or any such Underwriters will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Bonds in a Trust and includes a sales charge). In addition, the Sponsor, the Distributor or any such Underwriters will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

         PUBLIC MARKET. During the initial public offering period, the Distributor and/or certain of the other Underwriters intend to offer to purchase Units at a price based on the aggregate offering price per Unit of the Bonds in each Trust plus accrued interest to the date of settlement. Afterward, although they are not obligated to do so, the Distributor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at the bid price of the Bonds in the portfolio plus interest accrued to the date of settlement plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Distributor and/or the other Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder desiring to dispose of his Units may dispose of such Units by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Bonds in the portfolio and any accrued interest. The aggregate bid prices of the underlying Bonds in a Trust are expected to be less than the related aggregate offering prices. See "Rights of Unitholders--Redemption of Units." A Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.


RIGHTS OF UNITHOLDERS

         OWNERSHIP OF UNITS. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

         Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

         Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

         DISTRIBUTIONS OF INTEREST AND PRINCIPAL. Interest received by the Trusts, including that part of the proceeds of any disposition of Bonds which represents accrued interest and including any insurance proceeds representing interest due on defaulted Bonds, is credited by the Trustee to the Interest Account of the appropriate Trust. Other receipts are credited to the Principal Account of the appropriate Trust. Interest received by a Trust after deduction of amounts sufficient to reimburse the Trustee for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price") will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the month). All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account will be computed as of the applicable record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Bonds after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in the Principal or Interest Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution shall equal at least $1.00 per Unit.

         The distribution to the Unitholders as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the estimated net annual unit income in the Interest Account after deducting estimated expenses. Because interest payments are not received by the Trusts at a constant rate throughout the year, such interest distribution may be more or less that the amount credited to the Interest Account as of the record date. For the purpose of minimizing fluctuation in the distributions from the Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the Interest Account on the ensuing record date. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

         As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of Trusts (as determined on the basis set forth under "Trust Operating Expenses"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges or extraordinary charges payable out of the Trusts. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all for any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemption of Units by the Trustee.

         REINVESTMENT OPTION. Unitholders of the Trusts may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of any mutual fund advised by the Sponsor which are registered in the Unitholder's state of residence. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds."

         Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Fund from Voyageur Fund Distributors, Inc. at 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402.

         After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the closing of trading on the New York Stock Exchange on such date.

         Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

         A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions on his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and its investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

         REPORTS PROVIDED. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and, if any, the amount of other receipts (received since the preceding distribution) being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Sponsor deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest Account: interest received (including amounts representing interest received upon any disposition of the Bonds) and the percentage of such amount by states and territories in which the issuers of such Bonds are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, and the balance remaining after such distributions and deductions, express in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (ii) as to the Principal Account: the dates of disposition of any Bonds and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, reservations made by the Trustee, if any, deductions for payment of applicable taxes, fees and expenses of such Trust and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Bonds held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

         In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Bonds in a Trust furnished to it by the Evaluator.

         REDEMPTION OF UNITS. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, Investors Fiduciary Trust Company, P.O. Box 419430, Kansas City, Missouri 64173-0216 and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the STAMP or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

         Redemption shall be made by the Trustee on the seventh calendar day following the day on which a tender for redemption is received, or if the seventh calendar day is not a business day, on the first business day prior thereto (the "Redemption Date"). Such redemption shall be made by payment of cash, equivalent to the Redemption Price for such Trust, determined as set forth below as of the evaluation time stated under "Summary of Essential Financial Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Fund extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Bonds in the Trust involved at the time of redemption.

         Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

         Accrued interest paid on redemption shall be withdrawn from the Interest Account or, if the balance therein is insufficient, from the Principal Account. All other amounts will be withdrawn from the Principal Account. The Trustee is empowered to sell underlying Bonds in order to make funds available for redemption. Units so redeemed shall be cancelled.

         The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Bonds in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Bonds, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the offering prices of the Bonds and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Bonds in such Trust) by the amount shown under "Summary of Essential Financial Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in such Trust or monies in the process of being collected, (ii) the value of the Bonds in such Trust based on the bid prices of the Bonds (including "when issued" contracts, if any) and (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and
(b) the accrued expenses of such Trust. The Evaluator may determine the value of the Bonds in a Trust by employing any of the methods set forth in "Public Offering--Offering Price."

         The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Bonds represented by the Units so redeemed. As stated above, the Trustee may sell Bonds to cover redemptions. When Bonds are sold, the size of the affected Trust will be, and the diversity may be, reduced. Such sales may be required at a time when Bonds would not otherwise be sold and might result in lower prices than might otherwise be realized.

         The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Bonds in a Trust is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.


TRUST ADMINISTRATION

         DISTRIBUTOR PURCHASES OF UNITS. The Trustee shall notify the Distributor of any tender of Units for redemption. If the Distributor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the date of such notification and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor or Distributor may be tendered to the Trustee for redemption as any other Units.

         The offering price of any Units acquired by the Distributor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Distributor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to its acquisition of such Units.

         PORTFOLIO ADMINISTRATION. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Sponsor as the Trustee in its sole discretion may deem necessary. The Sponsor, in designating such Bonds, will consider a variety of factors, including (i) interest rates, (ii) market value and (iii) marketability. The Sponsor may direct the Trustee to dispose of Bonds in the event there is a decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders.

         The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Bonds to issue new obligations in exchange or substitution for any Bond pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if
(i) the issuer is in default with respect to such Bond or (ii) in the written opinion of the Sponsor the issuer will probably default with respect to such Bond in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Bonds originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Bonds, the Trustee is required to give notice thereof to each Unitholder, identifying the Bonds eliminated and the Bonds substituted therefor. Except as stated herein and under "The Fund--Replacement Bonds" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Trust of any obligations other than the Bonds initially deposited is not permitted.

         If any default in the payment of principal or interest on any Bond occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Bond within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Bond and not be liable for any depreciation or loss thereby incurred.

         AMENDMENT OR TERMINATION. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (i) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (ii) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of obligations either in addition to or in substitution for any of the Bonds initially deposited in a Trust, except for the substitution of certain refunding obligations for such Bonds, for Replacement Bonds and for subsequent deposits (see "The Fund"). In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

         A Trust may be terminated at any time by consent of Unitholders representing 66-2/3% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than the minimum value indicated under "Summary of Essential Financial Information." A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser.

         The Trust Agreement provides that a Trust shall terminate upon the redemption, sale or other disposition of the last Bond held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Trust maintained by the Trustee, such notice specifying the time or times at which the Unitholder may surrender his certificate or certificates, if any were issued, for cancellation. Within a reasonable time thereafter the Trustee shall liquidate any Bonds then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Bonds in a Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Bonds represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his or her share of the balance of the Interest and Principal Accounts. With such distribution the Unitholders shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

         LIMITATION ON LIABILITIES. The Sponsor, the Evaluator, the Distributor and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties thereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Bonds. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

         The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Bonds or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

         The Trustee, Sponsor, Distributor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor, Distributor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.


         SPONSOR. Voyageur Fund Managers, Inc. is the Sponsor of the Fund and Voyageur Fund Distributors, Inc. is the primary distributor of Fund Units. Voyageur Fund Managers, Inc. and Voyageur Fund Distributors, Inc. are each indirect wholly-owned subsidiaries of Dougherty Dawkins, Inc., which is owned approximately 49% by Michael E. Dougherty, 49% by Pohlad Companies and less than 1% by certain benefit plans for the employees of Dougherty Dawkins and its subsidiaries.


         Mr. Dougherty co-founded the predecessor of Dougherty Dawkins in 1977 and has served as Dougherty Dawkins' Chairman of the Board and Chief Executive Officer since inception. Pohlad Companies is a holding company owned in equal parts by each of James O. Pohlad, Robert C. Pohlad and William M. Pohlad. As of December 31, 1994, Voyageur Fund Managers, Inc. served as the manager to six closed-end and ten open-end investment companies (comprising 24 separate investment portfolios), administered numerous private accounts and managed approximately $7.4 billion in assets. The principal business address for both Voyageur Fund Managers, Inc. and Voyageur Fund Distributors, Inc. is 90 South Seventh Street, Suite 4400, Minneapolis, Minnesota 55402. As of December 31, 1994, the total stockholders' equity of Voyageur Fund Managers, Inc. was $5,675,766 (unaudited). (This paragraph relates only to the Sponsor and not to the Fund or to any Series thereof or to any of the Underwriters. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

         If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Fund as provided therein or
(iii) continue to act as Trustee without terminating the Trust Agreement.

         EVALUATOR. The Sponsor also serves as Evaluator. The Evaluator may resign or be removed by the Sponsor in which event the Sponsor is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluation. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Securities Pricing Service, a division of George K. Baum & Company, a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Bonds in the Fund which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Securities Pricing Service, it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

         TRUSTEE. The Trustee, Investors Fiduciary Trust Company, is a trust company specializing in investment related services, organized and existing under the laws of Missouri, having its trust office at 127 West 10th Street, Kansas City, Missouri 64105. The Trustee is subject to supervision and examination by the Division of Finance of the State of Missouri and the Federal Deposit Insurance Corporation.

         The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolio of any Trust.

         In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by each Trust to, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Rights of Unitholders--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Bonds held in the Trusts.

         Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the Trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

         Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a corporation organized under the laws of the United States or any State, be authorized to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.


UNDERWRITING

         The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.

                                                                   Arizona    Colorado     Minnesota    Territorial
                                                                   Insured     Insured      Insured       Insured
         Name                     Address                          Series 1    Series 3    Series 2      Series 1

  Voyageur Fund              90 South Seventh Street               310,495     400,686      294,022        376,935
  Distributors, Inc.         Minneapolis, MN 55402

  Dain Bosworth              60 South Sixth Street                                                          25,000
  Incorporated               Minneapolis, MN 55402

  Edward D. Jones & Co.      12555 Manchester Road                              10,000                      10,000
                             St. Louis, MO 63131

  Fidelity Capital Markets   164 Northern Avenue, ZT3                                        10,000
  A Division of              Boston, MA 02210
  Nat. Fin. Svs. Corp.

                             Totals                                310,495     410,686      304,022        411,935



         Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Public Offering--Unit Distribution." However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor and the Distributor each reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

         At various times the Sponsor may implement programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying Underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold.


OTHER MATTERS

         LEGAL OPINIONS. The legality of the Units offered hereby and certain matters relating to Federal and state tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

         INDEPENDENT AUDITORS. The statements of net assets and the related schedules of investments as of the opening of business on the Initial Date of Deposit included in this Prospectus have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.



             TABLE OF CONTENTS
TITLE                                        PAGE


SUMMARY OF ESSENTIAL
     FINANCIAL INFORMATION................. 3
THE FUND................................... 5
INVESTMENT OBJECTIVES AND
     PORTFOLIO SELECTION................... 7
THE TRUSTS................................. 8
EQUIVALENT TAXABLE ESTIMATED
     CURRENT RETURNS.......................26
INDEPENDENT AUDITORS' REPORT...............29
STATEMENTS OF NET ASSETS...................30
RISK FACTORS...............................31
ESTIMATED CURRENT RETURN AND
     ESTIMATED LONG-TERM RETURN............37
TRUST OPERATING EXPENSES...................38
INSURANCE ON THE BONDS.....................39
TAX STATUS.................................40
PUBLIC OFFERING............................44
RIGHTS OF UNITHOLDERS......................48
TRUST ADMINISTRATION.......................53
UNDERWRITING...............................58
OTHER MATTERS..............................58


This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                              P R O S P E C T U S




                                  May 18, 1995



                           VOYAGEUR TAX-EXEMPT TRUST,
                                    SERIES 3
                            ARIZONA INSURED SERIES 1
                           COLORADO INSURED SERIES 3
                           MINNESOTA INSURED SERIES 2
                          TERRITORIAL INSURED SERIES 1


                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement on Form S-6 comprises the following papers and documents:
              The facing sheet of Form S-6
              The Cross-Reference Sheet
              The Prospectus
              The signatures

The following exhibits:
1.1           Form of Trust Indenture and Agreement for Voyageur Tax-Exempt
              Trust, Series 3.

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Tax Status" and "Legal Opinions" in the Prospectus and opinion of counsel as to Federal income tax status of the securities being registered and certain state tax matters.

4.1           Consent of George K. Baum & Company.

4.2           Consent of KPMG Peat Marwick LLP.


                                   SIGNATURES
         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Voyageur Tax-Exempt Trust, Series 3, has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis and State of Minnesota on the 18th day of May, 1995.

                                             VOYAGEUR TAX-EXEMPT TRUST, SERIES 3
                                                                    (Registrant)

                                                By: Voyageur Fund Managers, Inc.
                                                                     (Depositor)


                                                           By: Kenneth R. Larsen
                                                         Chief Financial Officer

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on by the following person in the capacity indicated and on May 18, 1995.

                     SIGNATURE                                   TITLE


JOHN G. TAFT
John G. Taft                       Chief Executive Officer and Director


KENNETH R. LARSEN
Kenneth R. Larsen                  Chief Financial Officer and Director


ANDREW M. MCCULLAGH, JR.
Andrew M. McCullagh, Jr.           Director


JANE M. WYATT
Jane M. Wyatt Director             Director


THEODORE E. JESSEN
Theodore E. Jessen                 Director

FRANK C. TONNEMAKER
Frank C. Tonnemaker                Director


DALE L. KURTZ
Dale L. Kurtz Director             Director


JAMES C. KING
James C. King Director             Director


                                                               Kenneth R. Larsen
                                                               -----------------
                                                               Kenneth R. Larsen

     Kenneth R. Larsen signs this document pursuant to a Power of Attorney filed with the Securities and Exchange Commission with Amendment No. 1 to the Registration Statement on Form S-6 for Voyageur Tax-Exempt Trust, Series 1 (Registration No. 33-84086).